Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2012

GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2012

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2012).  The date of this Appendix 4E is 28 August 2012.

1.                    The reporting period covers the financial year ended 30 June 2012 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2011 (“Previous Period”).

2.                    Results for announcement to the Market:

		Reporting Period	Movement from Previous Period

2.1	Consolidated revenue from ordinary activities (refer note)	$6,217,814	Decreased by $12,057,887	Decreased by 66%

2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(5,287,523)	Decreased by $6,197,525	Refer note

2.3	Consolidated loss attributable to Members of the Company	$(5,287,523)	Decreased by $6,197,525	Refer note

2.4	No dividends were paid during the Reporting Period nor are any proposed.

2.5	There is no record date for determining dividend entitlements.

2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

Note:       In addition to the consolidated revenue from ordinary activities of $6,217,814, the Company derived a gain on deconsolidation of subsidiary of $5,113,175 (2011: $nil).

No percentage movements have been reported as a loss was generated during the Reporting Period whilst a profit was incurred during the Previous Period.  As such, percentage comparisons are meaningless.

3.                 The audited Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 25 of the attached Financial Report.

4.                 The audited Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 26 of the attached Financial Report.

5.                 The audited Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided on page 27 of the attached Financial Report.

6.                    A Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided on page 28 of the attached Financial Report.   A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is attached as Note 25 on page 48 of the attached Financial Report.

7.                    No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

8.                   The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

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GENETIC TECHNOLOGIES LIMITED	ASX Appendix 4E – 30 June 2012

ASX APPENDIX 4E (cont.)

9.                 The consolidated net tangible assets as at the end of the Reporting Period were 2.79 cents per share.

                             The corresponding figure as at the end of the Previous Period was 1.26 cents per share.

10.        Details of entities over which control has been lost during the Reporting Period:

Deconsolidation of ImmunAid Pty. Ltd.

On 12 April 2012, ImmunAid Pty. Ltd. (“ImmunAid”) raised $1,000,000 in new equity from the issue of 1,000,000 new shares at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  Details pertaining to the deconsolidation of ImmunAid are disclosed in Notes 5, 28, 33 and 35 of the attached Financial Report.

Deregistration of AgGenomics Pty. Ltd.

On 16 March 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary of the Company, acquired 499 ordinary shares in AgGenomics Pty. Ltd. (“AgGenomics”) for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.  On 20 June 2012, AgGenomics was deregistered, generating a loss of $10.  Details pertaining to the loss of control of AgGenomics are disclosed in Notes 28 and 33 of the attached Financial Report.

11.        As at the end of the Reporting Period, the consolidated Group held a 45.47% equity interest in former subsidiary ImmunAid Pty. Ltd.  Details pertaining to the Company’s investment in this associate are disclosed in Notes 5, 28, 33 and 35 of the attached Financial Report.

12.        Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.        The Company is not a foreign entity.

14.        A comprehensive commentary on the Company’s financial results for the year ended 30 June 2012 has been provided in the section entitled Operating Results for the Year which can be found on pages 4, 5 and 6 of the attached Financial Report.

15.        The financial information contained in this Preliminary Final Report is based on the attached Financial Report for the year ended 30 June 2012 which has been audited by PricewaterhouseCoopers, the Company’s auditor.

16.        Not applicable.

17.        The Audit Report contained in the attached Financial Report for the year ended 30 June 2012 contains no qualifications.

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GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2012

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION

Directors

Dr. Melvyn J. Bridges (Non-Executive Chairman)

Tommaso Bonvino (Non-Executive)

Dr. Malcolm R. Brandon (Non-Executive)

Gregory W. Brown (Non-Executive)

Dr. Mervyn Cass (Non-Executive)

Huw D. Jones (Non-Executive)

Company Secretary

Thomas G. Howitt

Registered Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:  +61 3 8412 7000

Facsimile:   +61 3 8412 7040

Email:         info@gtglabs.com

Postal address	Australian Business Number	Company website

P.O. Box 115	17 009 212 328	www.gtglabs.com
Fitzroy Vic. 3065
Australia

Banker (Australia)	Banker (USA)	Banker (Canada)

National Australia Bank Limited	Bank of America, N.A.	Bank of Montreal
Level 2, 151 Rathdowne Street	155 Town Centre Drive	595 Burrard Street
Carlton Vic. 3053	Mooresville NC 28117	Vancouver BC V7X 1L7
Australia	USA	Canada

Auditor	Stock Exchanges

PricewaterhouseCoopers	Australian Securities Exchange	NASDAQ Capital Market
Chartered Accountants	Code: GTG	Ticker: GENE
Freshwater Place	Stock Exchange Centre	The NASDAQ Stock Market
2 Southbank Boulevard	2 The Esplanade	One Liberty Plaza, 165 Broadway
Southbank Vic. 3006	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Share Register

Computershare Investor Services Pty. Ltd.

Yarra Falls, 452 Johnston Street

Abbotsford  Vic.   3067

Australia

Telephone:  +61 3 9415 5000

Facsimile:   +61 3 9473 2500

Website:      www.computershare.com

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2012.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2012 financial year and until the date of this Report are stated below, as are the periods during which they served.

Directors in office as at the date of this Report

Dr. Melvyn J. Bridges, BSc, Doctorate, FAICD (Non-Executive Chairman)

In office from 16 December 2011 up to the date of this Report

Dr. Bridges, 62, was appointed to the Board on 16 December 2011 and served as its Chairman from that date until the date of this Report.  He also serves as Chairman of the Company’s Audit and Corporate Governance Committees.  Dr. Bridges has over 30 years’ experience in the diagnostic and healthcare industries.  During this period, he founded and managed successful diagnostics, therapeutics and medical device businesses, co-founding ASX listed Panbio Limited and ImpediMed Limited.  During the past three years, he has also served a number of prominent roles as director and chairman of public healthcare companies, including chairman of Alchemia Limited, and director of ImpediMed Limited, Campbell Brothers Limited and Benitec Limited.  Dr. Bridges also has deep experience with a number of healthcare / biotechnology companies, having served multiple board posts such as chairman of Peptech Limited and non-executive director of Domantis plc.

Tommaso Bonvino, FAICD (Non-Executive)

In office from 1 July 2011 up to the date of this Report

Mr. Bonvino, 51, was appointed to the Board on 25 November 2009 and also serves as a member of the Company’s Corporate Governance Committee.  He has over 28 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Mr. Bonvino is currently the Managing Director and CEO of Private Branded Beverages Limited, a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Malcolm R. Brandon, BScAgr, PhD, MAICD (Non-Executive)

In office from 1 July 2011 up to the date of this Report

Dr. Brandon, 65, was appointed to the Board on 5 October 2009 and also serves as a member of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed elite cattle, sheep and horses and to preserve the genetics of elite animals.

Gregory W. Brown, BSc, MBA (Non-Executive)

In office from 24 July 2012 up to the date of this Report

Mr. Brown, 49, was appointed to the Board on 24 July 2012.  He has over 25 years of international business experience in the healthcare industry including internationally based experience overseeing product development and global commercial launches based in Switzerland (Basel), England (London), Germany (Goettingen) and the United States (New York / New Jersey / Maryland).  Mr. Brown has held the role of Sales and Marketing Director for Baxter Diagnostics in Australia and in the UK; Senior Global Marketing Manager for Roche Molecular Systems; Vice President, Global Strategic Marketing for Digene Corporation; and has led sales, device management, marketing and managed care teams in Europe and the US.  Most recently Mr. Brown held the role of Managing Director and Chief Executive Officer of ASX-listed diagnostics device company ImpediMed, which has a primary breast cancer focus.  He remains on the board of ImpediMed as an Executive Director.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

DIRECTORS (cont.)

Directors in office as at the date of this Report

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from 30 September 2011 up to the date of this Report

Dr. Cass, 71, was appointed to the Board on 30 September 2011.  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Huw D. Jones, BEng (Hons), MBA, GAICD (Non-Executive)

In office from 1 July 2011 up to the date of this Report

Mr. Jones, 49, was appointed to the Board on 19 November 2008.  He also serves as a member of the Company’s Audit Committee and its Corporate Governance Committee.  He has over 20 years’ experience in international sales and marketing in the health care industry and is a Director of Fresh Investments Pty. Ltd., a former Managing Director of Datex-Ohmeda (Australasia) and a former Executive Director and CEO of Aeris Environmental Ltd.

Also during the financial year, Mr. Sidney C. Hack served as a Director of the Company and Chairman of the Board from the beginning of the year until his resignation on 16 December 2011.

Company Secretary

Thomas G. Howitt, BCom, CA, CTA, ACIS, ACSA, AICPA (Company Secretary and Chief Financial Officer)

In office from 1 July 2011 up to the date of this Report

Mr. Howitt, 48, was appointed as the group’s Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across various industries, having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt / equity capital and the management of complex due diligence programs, and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  Mr. Howitt also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Directors hold indirect beneficial interests in the shares of the Company:

Dr. Melvyn J. Bridges	500,000 shares
Dr. Mervyn Cass	473,667 shares
Huw D. Jones	997,887 shares

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

EARNINGS PER SHARE

Basic earnings per share (cents per share)	(1.15)

Diluted earnings per share (cents per share)	(1.15)

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

On 12 April 2012, the Company’s equity interest in former subsidiary ImmunAid Pty. Ltd. fell below 50 percent.  Due to the resulting loss of control, ImmunAid Pty. Ltd. was deconsolidated and left the Group on that date (refer Notes 33 and 35 of the attached financial statements for details).  On 20 June 2012, another former subsidiary, AgGenomics Pty. Ltd., was deregistered.

Nature of operations and principal activities

The principal activity of the entities within the Group during the financial year was the provision of genetic testing services.  The Company also conducted out-licensing of its intellectual property relating to “non-coding DNA” and research and development in the areas of genetics and related fields.

During the 2011 financial year, the Company’s US subsidiary, Phenogen Sciences Inc., established a sales and distribution operation based in Charlotte, North Carolina from which the Group’s BREVAGenTM breast cancer risk test was launched into the US marketplace.

Apart from the above, there have been no significant changes in the nature of the Group’s activities during the financial year.

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company.  GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” regions of DNA were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time.  As a result of the acquisition of GeneType AG, the Company changed its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The Company has since established a fee-for-service genetic testing business that has become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests.  With the acquisition by the Company in April 2010 of the BREVAGenTM breast cancer risk test from the US, the Company launched its first test into a global market in June 2011.

The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports a late-stage research project.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION (cont.)

Operating results for the year

Overview

During the 2012 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, together with other revenues and gains, of $11.3 million, representing a 38% decrease over the corresponding figure for the 2011 financial year of $18.3 million.  The loss for the year of $5.3 million was principally attributable to an 82% fall in revenues from the Company’s out-licensing activities, offset by a $5.1 million gain on the deconsolidation of former-subsidiary, ImmunAid Pty. Ltd.

In July 2011, the Company completed a successful private placement of 60 million ordinary shares to sophisticated and institutional investors at an issue price of $0.195 per share.  The total net funds generated from the placement, after the payment of associated costs, were $10.9 million which, together with the Company’s opening cash reserves of $5.1 million and the net cash flows used in operations during the year of $7.7 million, resulted in an overall increase in the Group’s total cash reserves to in excess of $8.9 million as at 30 June 2012.

BREVAGen™ breast cancer risk test

The 2012 financial year saw the Company launch its new, predictive risk test, BREVAGen™.  BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalized risk management plans.  The Company began its progressive roll-out of BREVAGen™ to breast surgeons, obstetricians and gynaecologists in eight territories accessing more than 20 metropolitan areas in the US during the third quarter of 2011, with expansion into further territories occurring later in the year.  Further description of the BREVAGen™ test will be provided in the Company’s 2012 Annual Report.

During December 2011, inspectors from the US Centers for Medicare and Medicaid Services visited the Company’s laboratory in Victoria to conduct the first survey of the facility under the US Clinical Laboratories Improvement Amendments (“CLIA”).  The survey process was successfully completed prior to the end of December with the Company receiving the resulting Certificate of Compliance in February 2012. Following this, the Company lodged procedural out of state licensure applications to an additional seven states, including the key healthcare markets of California and Florida.  Approval from six of these seven US states (Pennsylvania, Rhode Island, Nevada, Tennessee, Maryland and California) has since been received, bringing the total number of US states in which the BREVAGen™ test can be sold to 48 of the 50 US states.  Approval from the authorities in Florida is expected in within the next month and it is anticipated that approval from the last remaining state (New York) will be achieved by the end of calendar 2013.  Finally, in August 2012, the Company announced that it has received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark.  The initial commercial focus will be in the key markets of France and Germany.

Early in the financial year, the Company commenced processing claims for re-imbursement for initial BREVAGen™ sales.  As part of a longer term contracting and credentialing strategy, the Company also commenced the credentialing process with the top-10 preferred provider organisations (“PPOs”) in the US. These PPOs manage a network of healthcare providers and contract directly with Insurers and together represent more than 60 percent of covered lives in the US and more than 80 percent of the covered lives in the markets currently serviced by Phenogen.  In early October 2011, the first PPO contract was finalised, with an additional three contracts having been completed by the end of June 2012, with more in late stage negotiations.  In total, these four organisations represent an estimated 13 million covered lives.

Credentialing with PPOs allows for expedited claim adjudication (as “in-network”) which provides improved cash flow, while obtaining an acceptable level of reimbursement, and reduces the costs incurred through appealing denials.  Once BREVAGen™ test volumes reach a significant level and Genetic Technologies has gathered additional clinical utility data, the Company will approach Insurers directly to contract.  As the number of contracted PPOs continues to grow, the Company anticipates that the rate of reimbursement received from the respective insurance companies will further accelerate.

Currently, claims for BREVAGen™ reimbursement are submitted to private insurers in the United States as a “stack” of individual methodology codes for the DNA extraction, testing, analysis and reporting elements of the test.  This is a common practice for molecular pathology tests that do not have specific test codes and is commonly used for novel molecular diagnostics products until such time as clinical adoption reaches a level of significance to warrant the application of a specific code.  In February 2012, the CPT® Editorial Panel Meeting of the American Medical Association resolved to delete the use of the “stacking codes” and the related guidelines.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION (cont.)

Operating results for the year (cont.)

The “stacked” codes will be replaced with Tier 1 and Tier 2 analyte-specific or resource codes, as well as a new category termed Multi-Analyte Assay with Algorithmic Analysis (“MAAA”).  GTG and Phenogen are working with US-based specialist consultants to make an application to the regulators for a product specific code/s.  The companies expect to present the required clinical utility data and publications in peer-reviewed journals to provide the level of evidence required by the AMA to support the provision of a new code, with our application likely to be submitted in the fourth quarter of 2012.  The pricing of all new codes will be determined and published in the fourth quarter of 2012.

During the year, the number of full time Regional Business Managers employed in the Phenogen sales team was expanded to ten, several of whom having been appointed to service the seven new US states for which the Company has now received clearance to sell the BREVAGen™ test.

In the first year of launch, the total number of BREVAGen™ test samples received by the Company was 416.  Using a cash, rather than accruals, basis for recording the revenue for the sales of the test, as explained in Note 2(a) of the attached financial statements, the Company generated total revenues of $41,693 during that period.  Month-on-month figures continue to trend upwards, with a record month of activity having been recorded in July 2012.  During that month, the total number of BREVAGen™ test samples received by the Company was 71 and, following improvements in the rates of reimbursement, the total revenues received from BREVAGen™ sales increased to $13,416.  Importantly, the average amount received in respect of tests for which all associated insurance claims have been settled significantly exceeds original budget expectations and continues to steadily improve, as does the rate at which reimbursement is received from the respective insurance companies.

Analysis of several large peer group companies who have successfully launched comparable first-in-class molecular diagnostic products in the US market which are similar to BREVAGen™ has revealed that their first year volumes are in line with the first year BREVAGen™ test volumes that have been generated by the Company.  These comparable tests have since gone on to become highly successful products, securing hundreds of millions of dollars in sales revenue in the years following their launch.  In the 13 months since the launch of the BREVAGen™ test, kits have been provided to more than 2,200 US physicians and the Company remains confident that, as market penetration steadily increases, sales volumes and the associated revenues will also increase accordingly, moving the Company’s US operations towards profitability.

Australian heritage businesses

The 2012 financial results for the Company’s Australian genetic testing businesses were largely in line with budget expectations.  These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several major competitors.

A range of marketing initiatives, including regular attendance at major local oncology conferences such as “M.O.G.A” and familial breast cancer at “kConFab’ are planned for the 2013 financial year, in addition to activities to promote the recently-launched BREVAGen™ test in the domestic market.

Licensing

In May 2011, the Company announced it had filed a further patent infringement law suit in the US, this time in the US District Court, Western District of Colorado, asserting infringement of its primary non-coding patent against ten different parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc. and GeneSeek Inc., with settlement discussions now underway with other parties to the Colorado suit.  This infringement suit is being prosecuted by the Company’s law firm Sheridan Ross P.C. (“Sheridan Ross”) of Denver, Colorado and, due to arrangements previously put into place, should not have a material adverse impact on Genetic Technologies’ finances.

The Colorado suit is in addition to a seven-party suit filed in January 2011 in the US District Court for the Western District of Texas for infringement of the same technology.  In February 2012, the Company announced the successful conclusion of this second assertion suit having executed a Settlement with companies associated with Sonic Healthcare Limited.

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, aside from the US law suits, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe.  During 2012, the Company executed Settlement and License Agreements with Attomol GmbH of Lipten, Germany and AutoImmun Diagnostika GmbH of Strassberg, Germany, under which those companies have been granted non-exclusive rights to a number of GTG patents, including non-coding analysis and gene mapping.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION (cont.)

Operating results for the year (cont.)

The 2012 financial year presented some challenges for the Company’s licensing program, including an ex parte re-examination proceeding for the “`179 patent” (the patent’s second re-examination), certain changes to US legislation and developments in US case law, all of which have contributed to delays in reaching settlements with infringing parties.  The re-examination request is a common strategy employed by defendants in patent infringement proceedings and the Company is confident that, as in first re-examination, the `179 patent will again be re-issued in full with all claims upheld.  Genetic Technologies will actively defend the re-examination and will continue to vigorously pursue US entities which use the Company’s proprietary non-coding DNA technology.  As a result, the Company expects to regain momentum in its US assertion program during the 2013 financial year.

Outside the United States, the Company has taken active steps to expand the reach of the off balance sheet funded assertion arrangement with Sheridan Ross.  Originally limited to actions brought only in the US, and limited in scope to cover only the Company’s 5,612,179, 5,851,762, 5,192,659 and 5,789,568 US patents, the expanded assertion arrangement now covers all of GTG’s non-coding patents in all jurisdictions.  Sheridan Ross is now able to assist Genetic Technologies with asserting its non-coding patents globally, effectively acting as lead counsel to GTG in these international efforts.  Europe in particular is a jurisdiction where the Company has secured substantial licensing revenues in the past, but there remain numerous large infringers who have not as yet taken licenses.  These efforts may include litigation, and the Company expects the global assertion program to begin to regularise the activities of selected European targets in the new financial year.

Other assets

As part of the Company’s strategy to place a stronger emphasis on the expansion of its cancer diagnostic franchise, its research programs are being progressed with a view to out-licensing, co-development or partnering the respective technologies.

The RareCellect™ project has been presented to a variety of industry players.  Discussions with a large international company interested in pursuing potential commercial collaborations are continuing, with this party now undertaking advanced due diligence on the RareCellect™ data and samples.

In April 2012, the Company announced that its former subsidiary, ImmunAid Pty. Ltd. (“ImmunAid”), had successfully raised $1 million in a private placement from US, European and Australian sophisticated investors.  This financing provides ImmunAid with sufficient resources to enable the company to advance its novel approach to cancer therapy by the timely reversal of immune system suppression via its unique “on/off” technology.  In return for their $1 million investment, the incoming investors secured a 10% interest in ImmunAid.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  After allowing for certain capital restructuring, including the payment of capital raising expenses via the issue of shares, the pricing of this financing round, which was participated in by independent, arm’s-length parties, placed a value on GTG’ stake in ImmunAid of in excess of $4.5 million.  Plans to further expand ImmunAid’s patent estate and commercialise that company’s technology have been prepared and approved by its Board.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 464,771,819 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s American Depositary Receipts.  Also at that date, there were 20,125,000 unissued ordinary shares in the Company under option.  On 27 July 2011, a total of 60,000,000 ordinary shares were issued by the Company by way of private placement at a price of $0.195 in cash (refer Note 23).  As at the date of this Report, no ordinary shares were subject to voluntary escrow.

Treasury and related policies

The Company has in place a formal Cash Management Policy.  The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions.

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations were approximately $7.67 million.  This result compared to the net cash inflows from operations from the prior financial year of $2.23 million.  Overall, the Group’s consolidated cash assets increased by approximately $3.80 million during the 2012 financial year.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE INFORMATION (cont.)

Review of financial condition (cont.)

Liquidity and funding

On 14 January 2005, the Company executed a Master Asset Finance Agreement with National Australia Bank Limited (“NAB”) in respect of a $2,500,000 asset finance facility (the “Facility”).  As at 30 June 2012, the total outstanding liability in respect of this Facility was $17,748 (refer Note 31).  As at 30 June 2012, the Company also had corporate credit card facilities with NAB and Bank of America, which had total credit limits of $150,000 and $49,208, respectively.  As at that date, a total liability outstanding in respect of these credit card facilities was $15,861.

Risk management

The Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.  The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.

The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.  During recent years, the Company has expanded its risk management activities with the establishment of a Risk Management Committee which meets to evaluate risks faced by the business and reports its findings back to the Audit Committee.

Statement of compliance

The statements provided to the Board by the Chief Executive Officer and the Chief Financial Officer on the integrity of the financial statements are founded on a sound system of risk management and internal compliance and control.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 27 July 2011, Genetic Technologies Limited announced that it had issued by way of private placement to US and Australian institutional and sophisticated investors a total of 60,000,000 ordinary shares in the Company.  The shares were issued in accordance with ASX Listing Rule 7.1 and, as such, shareholder approval was not required.  The issue of the shares, which was made at a price of $0.195 each, raised a total of $11,700,000, before the payment of associated costs.  Proceeds from the placement will be used to fund potential acquisition growth in the molecular diagnostics field focusing on woman’s cancer and management, and to accelerate the roll-out of its breast cancer risk test BREVAGenTM in the US.

On 30 September 2011, Dr. Mervyn Cass was appointed as a Director of the Company.

On 12 October 2010, the Company released its Notice for the 2011 Annual General Meeting of shareholders which was held at 10.00 am on Monday, 21 November 2011 in the “Treetops” Room at Melbourne Museum.  All four resolutions that were put before the shareholders at the Annual General Meeting were passed on a show of hands.

On 16 December 2011, Mr. Sidney C. Hack resigned as a Director of the Company and as its Non-Executive Chairman.  Also on that date, Dr. Melvyn J. Bridges was appointed as a Director of the Company and as its Non-Executive Chairman.

On 25 January 2012, a total of 166,667 options which had previously been issued to a former employee were exercised, generating a total of $7,500 in funds for the Company.

On 12 April 2012, former subsidiary ImmunAid Pty. Ltd. was deconsolidated (refer Note 28).

On 20 June 2012, former subsidiary AgGenomics Pty. Ltd. was deregistered (refer Note 28).

During the year ended 30 June 2012, the Company granted a total of 3,250,000 options to nine employees of the Group.  Of these, a total of 2,250,000 options, which were granted at no cost, entitle the eight holders to acquire one ordinary share in the Company per option at a price of $0.12 each at any time up to, and including, 20 February 2017.  The remaining 1,000,000 options, which were also granted at no cost, entitle the holder to acquire one ordinary share in the Company per option at a price of $0.20 each at any time up to, and including, 31 July 2016.  Also during the 2012 financial year, a total of 2,608,333 options that had previously been issued to employees lapsed.  Of this number, a total of 1,958,333 options were forfeited, whilst the remaining 650,000 options expired.  As at the date of this Report, there was a total of 20,125,000 options over the Company’s ordinary shares on issue.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

SIGNIFICANT EVENTS AFTER BALANCE DATE

On 24 July 2012, Mr. Gregory Brown was appointed as a Director of the Company.

On 7 August 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Pty. Ltd. for a total consideration of $46,951.

Apart from these events, there have been no other significant events which have occurred after balance date.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

During the 2013 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale of oncology-related tests and, in particular, the sale and distribution of the BREVAGenTM breast cancer risk test in the US through its wholly-owned subsidiary, Phenogen Sciences Inc.

Further, the Company, in conjunction with its US partner, will pursue its patent assertion program in the United States in an effort to secure additional licenses to its proprietary non-coding technologies.  Finally, the Company will continue its efforts to advance the commercialisation opportunities for its RareCellect project.

SHARE OPTIONS

Unissued shares under option

As at the reporting date, there were 20,125,000 unissued ordinary shares in the Company under option.  During the year ended 30 June 2012, a total of 3,250,000 options to acquire ordinary shares in the Company were granted.  All options were granted at nil cost to the holders.  Refer Note 27 to the attached financial statements for further details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the 2012 financial year, a total of 166,667 shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2012 financial year, a total of 2,608,333 options that had previously been issued to employees lapsed.  Of this number, a total of 1,958,333 options were forfeited, whilst the remaining 650,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium.  The Company has agreed to indemnify the current Directors, Executive Officers and former Directors against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

REMUNERATION REPORT

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.  For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the parent company, and includes the six executives in the parent and the Group, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer / Company Secretary, Chief Operating Officer, General Manager US Operations, VP Sales and Marketing and VP Legal and Corporate Development.  There were six Executive positions within the Group during the 2012 financial year.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT

Details of Directors and Key Management Personnel

Directors	Executives

Dr. Melvyn J. Bridges (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Dr. Mervyn Cass (Non-Executive)	Lewis J. Stuart (General Manager US Operations)
Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:

1.         Dr. Cass was appointed as a Director of the Company on 30 September 2011.

2.         Dr. Bridges was appointed as a Director of the Company and Chairman of its Board on 16 December 2011.

3.         Former Chairman of the Board, Sidney C. Hack, resigned as a Director of the Company on 16 December 2011.

4.         Mr. Gregory Brown was appointed as a Director of the Company on 24 July 2012, i.e. after balance date, and is therefore not included in this Remuneration Report.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.  The Committee is chaired by Dr. Melvyn J. Bridges and has as its members Mr. Tommaso Bonvino and Mr. Huw Jones, both of whom are independent directors.

The Corporate Governance Committee has been established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

➢    provide competitive rewards to attract high calibre Executives;

➢    wherever possible, link Executive rewards to shareholder value;

➢    ensure that a portion of an Executive’s remuneration is “at risk”; and

➢    establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is approved by the Corporate Governance Committee.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

During the 2012 financial year, the Company’s remuneration practices have been updated, enhanced and expanded to wherever possible provide a closer link between Executive performance-based remuneration and the overall strategic and financial performance of the Company.

The key performance indicators applicable for all Executives are now more quantifiable and the methods of measurement are better defined.  Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives.  In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT (cont.)

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on either of the two sub-committees of the Board.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to:

➢    reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

➢    align the interests of Executives with those of the shareholders; and

➢    ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

➢    base salary;

➢    non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, vehicle parking (and associated fringe benefits tax, if applicable); and

➢     superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group.  Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT (cont.)

Fixed remuneration (cont.)

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution.  A detailed assessment of existing base salaries is made annually using comparisons against independent market data.  This data provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data.  Annual performance reviews with each employee are based on a rating system which is then used to assess his or her eligibility for salary increases.  Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Variable remuneration

Objective

The objective of variable remuneration is to:

➢    align the interests of Executives with those of shareholders;

➢    link Executive rewards to the achievement of strategic goals and performance of the Company; and

➢     ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other senior employees and is based on both Company and individual performance during a given financial year.  STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual.  Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year.  Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year.  The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Group objectives, and their relative weighting, vary depending on position and responsibility, but in respect of the year ending 30 June 2012 include, amongst other things, the achievement of:

➢    earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit targets where an individual has capacity to impact this result;

➢    achieving or exceeding revenue targets;

➢    achieving targets for cost reduction or efficiency gains;

➢    contributing to business growth and expansion; and

➢     performance or the delivery of results which exceed agreed targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.

Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager.  The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review.  Each objective is then rated on an achievement scale.  Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.  STI payments are paid in August or September of each year subject to the completion of the performance review document and the receipt of a satisfactory rating.  The Board conducts this process in the case of the CEO.

The Corporate Governance Committee continues to develop policies directed at achieving these objectives.  Any such STI payments which may be made are delivered as a cash bonus during the following reporting period.  During the year ended 30 June 2012, STI payments totalling $191,792 were made to members of the Senior Leadership Team in respect of the preceding year ended 30 June 2011 (2011: $51,000).  During that year (being the year ended 30 June 2011), the Company generated its maiden profit after tax of $901,341 and the market price of the Company’s ordinary shares on the Australian Securities Exchange increased significantly from 3.5 cents on 1 July 2010 to 21.0 cents on 30 June 2011.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth.  As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group’s long term profitability.  There are no specific performance hurdles, apart from vesting provisions, in respect of the LTI grants made to Executives.  Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan.  Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan.  The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have a life of between four and five years and generally vest in three equal tranches after 12, 24 and 36 months from the date on which they are granted.  However, during the year ended 30 June 2012, a total of 10,400,000 options over ordinary shares in the Company which had previously been granted to Executives vested fully.  During the year ended 30 June 2012, a net share-based payments expense of $268,343 was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised.  The prescribed period ranges from two to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

Employment contracts

The Chief Executive Officer, Dr. Paul MacLeman, is employed under an employment contract which took effect on 4 May 2009.  The key terms and conditions of Dr. MacLeman’s employment arrangements are:

➢    During the financial year ended 30 June 2012, Dr. MacLeman received a base salary of $300,000, together with statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;

➢    Dr. MacLeman is entitled to receive an STI payment equivalent to a maximum of 30% of his base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time.  During the 2012 financial year, he received an STI payment of $24,000 in respect of the preceding year ended 30 June 2011;

➢    Dr. MacLeman may resign from his position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Dr. MacLeman’s contract by providing similar written notice or providing payment in lieu of the notice period; and

➢    the Company may terminate Dr. MacLeman’s contract at any time without notice if serious misconduct has occurred.  Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination.  In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report, being Mr. Thomas Howitt, Ms. Alison Mew, Mr. Lewis Stuart, Mr. Greg McPherson and Dr. David Sparling, are:

➢    the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;

➢    the Executive may resign from his / her position and terminate the contract by giving up to three months written notice;

➢    the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and

➢    the Company may terminate the contract without notice in the event of serious misconduct.  In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel

		Short-term		Post-employment	Long-term	Share-based

Name and title of	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals

Directors		$	$	$	$	$	$

Dr. Melvyn J. Bridges (note 1)	2012	43,333	-	12,756	-	-	56,089
Non-Executive Chairman	2011	-	-	-	-	-	-
Tommaso Bonvino	2012	51,800	-	4,662	-	-	56,462
Non-Executive Director	2011	50,000	-	4,500	-	-	54,500
Dr. Malcolm R. Brandon	2012	31,800	-	24,662	-	-	56,462
Non-Executive Director	2011	30,000	-	24,500	-	-	54,500
Dr. Mervyn Cass (note 2)	2012	38,850	-	3,496	-	-	42,346
Non-Executive Director	2011	-	-	-	-	-	-
Huw D. Jones	2012	51,800	-	4,662	-	-	56,462
Non-Executive Director	2011	50,000	-	4,500	-	-	54,500
Sidney C. Hack (note 3)	2012	12,384	-	23,845	-	-	36,229
Non-Executive Chairman	2011	24,500	-	51,800	-	-	76,300

Sub-totals for Directors	2012	229,967	-	74,083	-	-	304,050
	2011	154,500	-	85,300	-	-	239,800

Executives
Dr. Paul D.R. MacLeman	2012	300,000	24,000	29,160	5,659	19,350	378,169
Chief Executive Officer	2011	250,000	51,000	27,090	594	54,450	383,134

Thomas G. Howitt	2012	220,204	32,100	22,726	5,111	8,063	288,204
Chief Financial Officer and Company Secretary	2011	214,000	-	19,260	7,059	22,688	263,007

Alison J. Mew	2012	176,335	34,240	18,951	2,843	8,063	240,432
Chief Operating Officer	2011	171,200	-	15,408	356	22,688	209,652

Lewis J. Stuart	2012	267,894	20,062	-	-	12,900	300,856
General Manager US ops.	2011	272,937	-	-	-	36,300	309,237

Gregory J. McPherson	2012	177,646	35,040	19,385	2,984	8,063	243,118
VP Sales and Marketing	2011	175,100	-	15,759	376	22,688	213,923

Dr. David J. Sparling	2012	194,670	46,350	21,691	3,078	8,063	273,852
VP Legal and Corp. Develop.	2011	185,400	-	16,686	368	22,688	225,142

Sub-totals for Executives	2012	1,336,749	191,792	111,913	19,675	64,502	1,724,631
	2011	1,268,637	51,000	94,203	8,753	181,502	1,604,095

Total remuneration of	2012	1,566,716	191,792	185,996	19,675	64,502	2,028,681
Key Management Personnel	2011	1,423,137	51,000	179,503	8,753	181,502	1,843,895

Notes:

1.         Dr. Bridges was appointed as a Director of the Company and Chairman of its Board on 16 December 2011.

2.         Dr. Cass was appointed as a Director of the Company on 30 September 2011.

3.         Mr. Hack resigned as a Director of the Company and Chairman of its Board on 16 December 2011.

4.         The Company and the Group had six Executives, as defined, during the year ended 30 June 2012.

5.         The column above entitled “Other” of $191,792 (2011: $51,000) comprises STI payments.

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

REMUNERATION REPORT (cont.)

Options granted and vested as part of remuneration during the year ended 30 June 2012

During the 2012 financial year, no options were granted as equity compensation benefits to Executives, as disclosed below.  Details of the options held by those Executives nominated as Key Management Personnel during the year ended 30 June 2012 are set out below.

	Number of options		Exercise	Number	Fair value	Final

Name of Executive	Vested	Granted	price	expired	per option	vesting date

Dr. Paul D.R. MacLeman	3,600,000	-	$0.045	-	$0.021	Not applicable
Thomas G. Howitt	1,500,000	-	$0.045	-	$0.021	Not applicable
Alison J. Mew	1,500,000	-	$0.045	-	$0.021	Not applicable
Lewis J. Stuart	800,000	-	$0.045	-	$0.021	Not applicable
Gregory J. McPherson	1,500,000	-	$0.045	-	$0.021	Not applicable
Dr. David J. Sparling	1,500,000	-	$0.045	-	$0.021	Not applicable

Totals	10,400,000	-		-

Options granted and vested as part of remuneration during the year ended 30 June 2011

During the 2011 financial year, certain options were granted as equity compensation benefits to Executives, as disclosed below. The options were issued at no charge and entitle the holder to acquire one fully paid ordinary share in the Company at the respective exercise price.

	Number of options		Exercise	Number	Fair value	Final

Name of Executive	Vested	Granted	price	expired	per option	vesting date

Dr. Paul D.R. MacLeman	-	3,600,000	$0.045	-	$0.021	8 July 2013
Thomas G. Howitt	-	1,500,000	$0.045	-	$0.021	8 July 2013
Thomas G. Howitt	1,000,000	-	$0.220	-	$0.084	23 October 2010
Thomas G. Howitt	-	-	$0.480	750,000	$0.139	Not applicable
Alison J. Mew	-	1,500,000	$0.045	-	$0.021	8 July 2013
Lewis J. Stuart	-	2,400,000	$0.045	-	$0.021	8 July 2013
Gregory J. McPherson	-	1,500,000	$0.045	-	$0.021	8 July 2013
Dr. David J. Sparling	-	1,500,000	$0.045	-	$0.021	8 July 2013

Totals	1,000,000	12,000,000		750,000

Fair values of options

During the year ended 30 June 2012, a total of 2,608,333 options that had previously been issued to employees lapsed.  Of this number, a total of 1,958,333 options were forfeited, whilst the remaining 650,000 options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  During the year ended 30 June 2012, a total of 166,667 options were exercised (refer Note 27 for details).

During September 2011, a total of 1,000,000 options over ordinary shares in the Company were granted, at no cost, to a senior employee of the Company.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.20, will expire on 31 July 2016, unless exercised before that date.

During April and May 2012, a total of 2,250,000 options over ordinary shares in the Company were granted, at no cost, to a number of employees of its US subsidiary, Phenogen Sciences Inc.  Each option, which entitles the respective holder to acquire one ordinary share at a cost of $0.12, will expire no later than 20 February 2017, unless exercised before that date.

The above options granted during the 2012 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at 30 June 2012, there were 6 executives and 22 employees who held options that had previously been granted under the Plans.

The resulting weighted average fair values per option for options granted to those Executives who are nominated as Key Management Personnel vesting on or after 1 July 2012 are:

Name of Executive	Options	Grant date	Expiry date	Weighted ave. fair value

Lewis J. Stuart	1,600,000	8 July 2010	8 May 2015	$0.021

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of the two Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors’ meetings		Sub-Committees of the Board

			Audit		Corporate Governance

Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended

Dr. Melvyn J. Bridges (note 1)	7	7	1	1	1	1
Tommaso Bonvino	15	12	-	-	1	1
Dr. Malcolm R. Brandon	15	13	2	2	-	-
Dr. Mervyn Cass	11	11	-	-	-	-
Huw D. Jones	15	15	2	2	1	1
Sidney C. Hack (note 2)	8	8	1	1	-	-

Sub-committee membership

As at the date of this Report, the Company had two Sub-Committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee.

The various individuals who served as members of the Sub-Committees during the 2012 financial year were:

	Audit Committee	Corporate Governance Committee

Name of Member	Period served	Period served

Dr. Melvyn J. Bridges (note 1)	16 December 2011 to 30 June 2012	16 December 2011 to 30 June 2012
Tommaso Bonvino	Not applicable	1 July 2011 to 30 June 2012
Dr. Malcolm R. Brandon	1 July 2011 to 30 June 2012	Not applicable
Dr. Mervyn Cass	Not applicable	Not applicable
Huw D. Jones	1 July 2011 to 30 June 2012	1 July 2011 to 30 June 2012
Sidney C. Hack (note 2)	1 July 2011 to 16 December 2011	1 July 2011 to 16 December 2011

Notes:

1.         Dr. Bridges served as the Chairman of both Sub-Committees from 16 December 2011 to 30 June 2012.

2.        Mr. Hack served as the Chairman of both Sub-Committees from 1 July 2011 to 16 December 2011.

3.         Mr. Gregory Brown was not appointed as a Director of the Company until after the end of the financial year.

4.         In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2012 financial year.

PROCEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report.  Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 65 of the Financial Report.

Non-audit services

During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services:

	Consolidated

	2012	2011

	$	$

Audit services

PricewaterhouseCoopers in respect of:

Audit of the Company’s Financial Report under the Corporations Act 2001	267,880	250,812

Other audit firms in respect of:

Audit of the Financial Reports of subsidiaries	16,360	15,403

Total remuneration in respect of audit services	284,240	266,215

Non-audit services

Other audit firms in respect of:

Tax advice and compliance, accounting and other services	18,390	14,388

Total remuneration in respect of non-audit services	18,390	14,388

Total auditors’ remuneration	302,630	280,603

Signed in accordance with a resolution of the Directors.

DR. MELVYN J. BRIDGES
Non-Executive Chairman

Melbourne, 27 August 2012

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Genetic Technologies Limited (the “Company”) and its Board are committed to achieving and demonstrating the highest standards of corporate governance.  The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders.  In this statement, the Company and its controlled entities together are referred to as the “Group”.

A description of the Group’s main corporate governance practices is set out below.  Unless otherwise stated, all of these practices were in place for the entire 2012 financial year and on the whole comply with the Corporate Governance Principles and Recommendations (including all relevant amendments) of the Australian Securities Exchange.  While in most respects, Genetic Technologies Limited complies with the Recommendations, in several areas, policies and practices are being further developed to bring them more closely into line.  As new policies are produced, or as the existing ones are amended, they are published on the Company’s website.

As at the date of this Statement, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005.  All significant policies are published on the Company’s website (www.gtglabs.com).

➢                  Board Charter, which defines the role of the Board and that of Management;

➢                  Audit Committee Charter;

➢                  Corporate Governance Committee Charter;

➢                  Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them;

➢                  Code of Conduct, including a Document Retention Policy;

➢                  Board Performance Evaluation Policy;

➢                  Risk and Compliance Policy;

➢                  Continuous Disclosure Policy;

➢                  Securities Trading Policy;

➢                  Diversity Policy;

➢                  Shareholder Communications Policy; and

➢                  Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

Principle 1: Lay solid foundations for management and oversight

The relationship between the Board and Management is critical to the Group’s success.  The Directors are responsible to the shareholders for the performance of the Group in both the short and longer terms and seek to balance sometimes competing objectives in the best interests of the Group as a whole.  Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.  The responsibilities of the Board include:

➢  providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy;

➢        reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

➢        overseeing and monitoring:

•             organisational performance and the achievement of the Group’s strategic goals and objectives;

•             compliance with the Company’s Code of Conduct; and

•             progress of major capital expenditures and other significant projects, including any acquisitions or divestments;

➢        monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors;

➢        appointment, performance assessment and, if necessary, removal of the Chief Executive Officer;

➢        ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team;

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 1: Lay solid foundations for management and oversight (cont.)

➢        ensuring there are effective management processes in place for approving major corporate initiatives;

➢        enhancing and protecting the reputation of the organisation;

➢        overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and

➢        ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board.

Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the Senior Leadership Team as set out in the Group’s delegations policies.  These delegations are reviewed by the Board on an annual basis.

A performance assessment for members of the Senior Leadership Team last took place in August 2012.  The process for these assessments is described in the Remuneration Report on pages 9 to 14 of this Financial Report.

Principle 2: Structure the Board to add value

The Board operates in accordance with the broad principles set out in its Charter which is available from the corporate governance information section of the Company’s website (www.gtglabs.com).  The Charter provides details of the Board’s composition and responsibilities.

Board composition

The Charter states that:

➢        the Board is to be comprised of both executive and non-executive Directors with a majority of non-executive Directors.  Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters;

➢        in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chairman must be an independent non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team;

➢        the Chairman is elected by the full Board and is required to meet regularly with the Chief Executive Officer;

➢        the Company should, where possible, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience;

➢        the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and

➢        the Board should undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group.

The Board seeks to ensure that:

➢        at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and

➢        the size of the Board is conducive to effective discussion and efficient decision-making.

Directors’ independence

The Board has adopted specific principles in relation to the independence of its Directors.  These state that, when determining independence, a Director must be a non-executive and the Board should consider whether the Director:

➢        is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

➢        is, or has been, employed in an executive capacity by the Company or any other Group member within three years before commencing his or her service on the Board;

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 2: Structure the Board to add value (cont.)

➢        within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided;

➢        is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

➢        has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and

➢        is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement.

Materiality for these purposes is determined on both quantitative and qualitative bases.  An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes.  In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance.

Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board.  To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years.  The Board will continue to monitor developments on this issue as they arise.

The Board assesses independence each year.  To enable this process, the Directors must provide all information that may be relevant to the assessment.

Board members

Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ Report.  As at the date of signing the Directors’ Report, all six Directors served as non-executive Directors and none had any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above.

Term of office

The Company’s Constitution specifies that all non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election.  Where eligible, a Director may stand for re-election.

Chairman and Chief Executive Officer (“CEO”)

The Chairman is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team.  In accepting the position, the Chairman had acknowledged that it will require a significant time commitment and has confirmed that other positions will not hinder his or her effective performance in that role.

The CEO is responsible for implementing Group strategies and policies.  The Board Charter specifies that these are separate roles to be undertaken by separate people.

Induction

The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible.  It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies.  It also explains the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements.

Commitment

The Board held fifteen Board meetings during the 2012 financial year.  Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities.  The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held during the year ended 30 June 2012, and the number of such meetings attended by each Director, is disclosed on page 15.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 2: Structure the Board to add value (cont.)

The commitments of all non-executive Directors are considered by the Corporate Governance Committee prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company.

Conflict of interests

In accordance with the Board Charter, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them.  In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings.  No declarations were received from any Directors during the financial year.

Independent professional advice

All Directors and members of the Board’s two Sub-Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense.  Prior written approval of the Chairman is required, but such approval will not be unreasonably withheld.

Performance assessment

The Board undertakes an ongoing self-assessment of its collective performance, the performance of the Chairman and of its two Sub-Committees.  The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary.

Members of the Senior Leadership Team are invited to contribute to this appraisal process.  The results and any action plans are documented together with specific performance goals which are agreed for the coming year.  The Chairman undertakes an assessment of the performance of individual Directors and meets with each Director to discuss this assessment.

Board Sub-Committees

The Board has established two Sub-Committees to assist in the execution of its duties and to allow detailed consideration of complex issues.  The current Sub-Committees of the Board are the Audit and Corporate Governance Committees.  Each is comprised entirely of non-executive Directors.  The Committee structure and membership is reviewed on an annual basis.

Each Sub-Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Sub-Committee is to operate.  Both of these Charters are reviewed on an annual basis and are available on the Company’s website.  All matters determined by the Sub-Committees are submitted to the full Board as recommendations for Board decisions.

Minutes of Sub-Committee meetings are tabled at the subsequent Board meeting.  Additional requirements for specific reporting by the Sub-Committees to the Board are addressed in the Charter of the individual Sub-Committees.

Corporate Governance Committee

The Corporate Governance Committee consists of Dr. Melvyn Bridges (Chairman), Tommaso Bonvino and Huw Jones, all of whom are independent.  Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 14.  The Committee operates in accordance with its Charter which is available on the Company’s website.  The main responsibilities of the Corporate Governance Committee are to:

➢        conduct an annual review of the membership of the Board, having regard to present and future needs of the Company and to make recommendations on Board composition and appointments;

➢        conduct an annual review of, and conclude on the independence of, each Director;

➢        propose candidates for Board vacancies;

➢        oversee the annual performance assessment program;

➢        oversee Board succession, including the succession of the Chairman, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board; and

➢        assess the effectiveness of the induction process.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 2: Structure the board to add value (cont.)

When a new Director is to be appointed, the Committee prepares a Board skills matrix to review the range of skills, experience and expertise on the Board, and to identify its needs.  From this, the Committee prepares a short-list of candidates with appropriate skills and experience.  A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process.  Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM.  The Committee’s nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company.  The Board and the Committee are also aware of the advantages of Board renewal and succession planning.

Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations.

New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment.  All new Directors participate in a formal induction program which covers the operation of the Board and its Sub-Committees and financial, strategic, operations and risk management issues.

Principle 3: Promote ethical and responsible decision making

Code of conduct

The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors.  The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders.

In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies.

The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy.  Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, i.e. after 31 December and 30 June of each year.  Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance.

The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistleblower program which can be done anonymously.

The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities.

Copies of the Code and the Securities Trading Policy are available on the Company’s website.

Diversity policy

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals.  Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors.  It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them.

In accordance with the Company’s Diversity Policy and ASX Corporate Governance principles, the Board has established various objectives in relation to gender diversity.  The aim is to achieve these objectives over the coming two to three years as relevant positions become vacant and appropriately-skilled candidates are available.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 3: Promote ethical and responsible decision making (cont.)

The objectives set by the Board in relation to gender diversity are set out in the following table.

	Objective		Actual

Category	Number	Percentage	Number	Percentage

Number of women in whole organisation	28	50%	35	61%

Number of women in senior executive positions	2	34%	1	17%

Number of women on the Board	1	17%	0	0%

Responsibility for diversity has been included in the Board Charter and the Corporate Governance Committee Charter.

Principle 4: Safeguard integrity in financial reporting

Audit Committee

The Audit Committee consists of Dr. Melvyn  Bridges (Chairman), Dr. Malcolm Brandon and Huw Jones, all of whom are independent.  Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 15.  All members of the Audit Committee are financially literate and have an appropriate understanding of the industry in which the Group operates.  The Committee operates in accordance with a Charter which is available on the Company’s website.  The main responsibilities of the Audit Committee are to:

➢        review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the Market;

➢        assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering:

•             effectiveness and efficiency of operations;

•             reliability of financial reporting; and

•             compliance with applicable laws and regulations;

➢        oversee the effective operation of the Company’s risk management framework;

➢        recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance;

➢        consider the independence and competence of the external auditor on an ongoing basis;

➢        review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence;

➢        review and monitor all related party transactions and assess their propriety; and

➢        report to the Board on matters relevant to the Committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit Committee:

➢        receives regular reports from Management and the Company’s external auditors;

➢        meets with the external auditors at least twice a year, or more frequently if necessary;

➢        reviews the processes the CEO and CFO have in place to support their annual certifications to the Board;

➢        reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and

➢        provides the external auditors with a clear line of direct communication at any time to either the Chairman of the Audit Committee or, if necessary, the Chairman of the Board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 4: Safeguard integrity in financial reporting (cont.)

External auditors

The Company and Audit Committee policy is to appoint external auditors who clearly demonstrate quality of service and independence.  The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs.  PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009.  It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors’ Report and in Note 32 to the financial statements.  It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report.

The external auditor attends the Company’s AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principles 5 and 6: Make timely and balanced disclosures and respect the rights of shareholders

Continuous disclosure and shareholder communication

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities.  These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.  A summary of these policies and procedures is available on the Company’s website.

The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (“ASX”).  This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX.  When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website.  Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the Market.

The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters.

All shareholders are entitled to receive a hard copy of the Company’s Annual and Half-Year Reports which are also available for download on its website.

Principle 7: Recognise and manage risk

The Board is responsible for satisfying itself annually, or more frequently as required, that Management has developed and implemented a sound system of risk management and internal control.  Detailed work on this task is delegated to the Audit Committee and reviewed by the full Board.

The Audit Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.  They monitor the Company’s risk management by overseeing Management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.  In providing this oversight, the Committee:

➢        reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system;

➢        reviews Group-wide objectives in the context of the abovementioned categories of corporate risk;

➢        reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk;

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

ASX PRINCIPLES AND RECOMMENDATIONS (cont.)

Principle 7: Recognise and manage risk (cont.)

➢        reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and

➢        reviews compliance with agreed policies.

The Committee recommends any actions it deems appropriate to the Board for its consideration.

Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of:

➢        the risk management and internal control system during the year; and

➢        the Company’s management of its material business risks.

Risk management group

The Company’s risk management policies and the operation of the risk management and compliance system are managed by the Company’s risk management group which consists of selected senior executives and is chaired by the CFO.  The Board receives reports from this group as to the effectiveness of the Company’s management of material risks that may impede or impact on the Company’s ability to meet its business objectives.

Each of the Company’s business units report to the risk management group on the key business risks applicable to their respective areas.  The review is undertaken by business unit management.  The risk management group then consolidates the business unit reports and recommends any actions to the Board for its consideration.

Corporate reporting

In complying with recommendation 7.3, the CEO and CFO make the following annual certifications to the Board:

➢        that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the Group and are in accordance with relevant accounting standards; and

➢        that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8: Remunerate fairly and responsibly

All matters pertaining to remuneration of Company Directors and employees are overseen and managed by the Corporate Governance Committee (refer above).  Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters.

Each member of the Senior Leadership Team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.  The standard contract refers to a specific formal job description.  This job description is reviewed by the Corporate Governance Committee on an annual basis and, where necessary, is revised in consultation with the relevant employee.

Further information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading “Remuneration Report”.  In accordance with Group policy, participants in equity-based remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements.

The Committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programs and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2012

		Consolidated
	Notes	2012	2011
		$	$

Revenue from continuing operations – genetic testing services		3,691,215	4,594,960
Less: cost of sales	4	(1,948,625)	(2,034,916)
Gross profit from continuing operations – genetic testing services		1,742,590	2,560,044
Other revenue	5	2,526,599	13,680,741
Gain on deconsolidation of subsidiary	6	5,113,175	-
Selling and marketing expenses	7	(4,384,184)	(3,018,947)
General and administrative expenses	7	(5,608,038)	(3,696,165)
Licensing, patent and legal costs		(1,267,838)	(4,097,323)
Laboratory and research and development costs	7	(4,029,369)	(4,380,866)
Finance costs		(45,217)	(81,934)
Share of net loss of associate accounted for using the equity method	35	(132,037)	-
Other income and expenses	8	787,491	(85,771)
Profit / (loss) from continuing operations before income tax expense		(5,296,828)	879,779
Net profit from discontinued operation	9	-	21,562
Profit / (loss) before income tax expense		(5,296,828)	901,341
Income tax expense	11	-	-
Profit / (loss) for the year		(5,296,828)	901,341
Other comprehensive loss
Exchange losses on translation of controlled foreign operations	24	(6,818)	(85,079)
Exchange losses on translation of non-controlled foreign operations	26	(296)	(11,585)
Other comprehensive loss for the year, net of tax		(7,114)	(96,664)
Total comprehensive profit / (loss) for the year		(5,303,942)	804,677

Profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,287,523)	910,002
Non-controlling interests	26	(9,305)	(8,661)
Total profit / (loss) for the year		(5,296,828)	901,341

Total comprehensive profit / (loss) for the year is attributable to:
Owners of Genetic Technologies Limited		(5,294,341)	824,923
Non-controlling interests	26	(9,601)	(20,246)
Total comprehensive profit / (loss) for the year		(5,303,942)	804,677

Earnings / (loss) per share attributable to owners of the Company and from continuing operations:
Basic earnings / (loss) per share (cents per share)	10	(1.15)	0.22
Diluted earnings / (loss) per share (cents per share)	10	(1.15)	0.22

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CONSOLIDATED BALANCE SHEET

As at 30 June 2012

		Consolidated
	Notes	2012	2011
		$	$

ASSETS
Current assets
Cash and cash equivalents	12	8,900,235	5,104,667
Trade and other receivables	13	495,975	674,369
Prepayments and other assets	14	536,125	473,659
Performance bond and deposits	15	17,460	2,649
Total current assets		9,949,795	6,255,344

Non-current assets
Investments accounted for using the equity method	16	4,414,914	-
Property, plant and equipment	17	642,918	947,500
Intangible assets and goodwill	18	1,434,124	1,719,510
Total non-current assets		6,491,956	2,667,010
Total assets		16,441,751	8,922,354

LIABILITIES
Current liabilities
Trade and other payables	19	905,772	1,115,028
Interest-bearing liabilities	20	17,748	67,878
Deferred revenue	21	266,646	163,546
Provisions	22	740,402	679,177
Total current liabilities		1,930,568	2,025,629

Non-current liabilities
Provisions	22	108,541	82,730
Total non-current liabilities		108,541	82,730
Total liabilities		2,039,109	2,108,359
Net assets		14,402,642	6,813,995

EQUITY
Contributed equity	23	83,280,142	72,378,105
Reserves	24	3,719,419	1,697,914
Accumulated losses	25	(72,751,549)	(67,464,026)
Parent entity interest		14,248,012	6,611,993
Non-controlling interests	26	154,630	202,002
Total equity		14,402,642	6,813,995

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2012

		Consolidated
	Notes	2012	2011
		$	$

Cash flows from / (used in) operating activities
Receipts from customers		6,300,410	18,009,739
Payments to suppliers and employees		(14,481,226)	(15,910,103)
Interest received		551,859	200,023
Interest and finance charges paid		(45,217)	(81,934)
Net cash flows from / (used in) operating activities in continuing operations		(7,674,174)	2,217,725
Net cash flows from / (used in) operating activities in discontinued operations		-	15,554
Net cash flows from / (used in) operating activities	12	(7,674,174)	2,233,279

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		31,455	144,708
Purchases of plant and equipment		(76,314)	(139,678)
Proceeds from the sale of shares in associate		20	-
Purchase of shares in subsidiary		(10)	-
Loans repaid by associate		537,026	-
Net cash flows from / (used in) investing activities		492,177	5,030

Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		10,902,037	-
Proceeds from borrowings		1,000,000	-
Repayment of borrowings		(1,000,837)	-
Repayment of hire purchase principal		(50,130)	(314,762)
Net cash flows from / (used in) financing activities		10,851,070	(314,762)
Net increase in cash and cash equivalents		3,669,073	1,923,547
Cash and cash equivalents at beginning of year		5,104,667	3,306,311
Net foreign exchange difference		126,495	(125,191)
Cash and cash equivalents at end of year	12	8,900,235	5,104,667

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2012

	Attributable to Members of Genetic Technologies Limited

Consolidated	Contributed equity	Reserves	Accumulated losses	Parent interests	Non- controlling interests	Total equity
	$	$	$	$	$	$
Balance at 30 June 2010	72,378,105	1,529,142	(68,374,028)	5,533,219	184,477	5,717,696
Profit for the year	-	-	910,002	910,002	(20,246)	889,756
Other comprehensive loss	-	(85,079)	-	(85,079)	-	(85,079)
Total comprehensive income / (loss)	-	(85,079)	910,002	824,923	(20,246)	804,677
Transactions with owners in their capacity as owners
Share-based payments	-	253,851	-	253,851	-	253,851
Share of issued capital	-	-	-	-	37,771	37,771
	-	253,851	-	253,851	37,771	291,622
Balance at 30 June 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	-	-	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	-	(6,818)	-	(6,818)	-	(6,818)
Total comprehensive loss	-	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners
Contributions of equity	10,902,037	-	-	10,902,037	-	10,902,037
Share-based payments	-	2,028,323	-	2,028,323	-	2,028,323
Reversal of share of issued capital	-	-	-	-	(37,771)	(37,771)
	10,902,037	2,028,323	-	12,930,360	(37,771)	12,892,589
Balance at 30 June 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2012

1.                CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of the Directors dated 27 August 2012.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.  The nature of the Group’s activities and operations during the year ended 30 June 2012 are disclosed in the Directors’ Report.

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Revenue from the sale of the BREVAGen™ test

During the financial year, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in the first year of launch, the income generated from these sales has been, and will continue to be, recorded on a cash basis until such time as sufficient numbers of tests have been sold for the Company to transition to full accruals based accounting.  This is due to the BREVAGen™ sales not meeting the conditions necessary for a reliable estimate to be made in accordance with AASB 118 Revenue (IAS 18).  Notwithstanding this, the cost of sales associated with these tests is, and will continue to be, accounted for on an accruals basis.

Going concern

The Directors have undertaken an assessment of the Company’s ability to pay its debts as and when they fall due.  As part of this assessment, the Directors have had regard to the Company’s cash flow forecasts for the twelve month period from the date of this Financial Report and the cash balance on hand as at that date.

The Directors recognise that there is uncertainty in the consolidated entity’s cash flow forecasts as they relate to the timing and quantum of licensing income received.  However, the Directors believe that the consolidated entity will be able to maintain sufficient cash reserves beyond the twelve month period from the date of this Financial Report through a range of available options, which include:

 ➢           Generation of additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs;

 ➢           The sale of new genetic tests, including the BREVAGenTM test in the USA and Europe;

 ➢           Cost containment strategies which are currently in progress;

 ➢           The possible raising of debt funds to be repaid from the Company’s existing future royalty and annuity streams; and

 ➢           If necessary, fundraising from the issue of new shares in the Company and/or the sale of non-core or surplus assets.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)          New accounting standards and interpretations

In respect of the year ended 30 June 2012, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2012 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

 ➢           AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010)
(effective from 1 January 2013)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until 1 January 2013 but is available for early adoption.  When adopted, the standard will affect the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.  The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt AASB 9.

 ➢           AASB 2010-8 Amendments to Australian Accounting Standards – Deferred Tax: Recovery of Underlying Assets
(effective from 1 January 2012)

In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model.  AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities, that is through use or through sale.  The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale.  The Group will apply the amendment from 1 July 2012 and is currently evaluating the impact of the amendment.

 ➢           AASB 10 Consolidated Financial Statements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards
(effective 1 January 2013)

In August 2011, the AASB issued a suite of new and amended standards which address the accounting for consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  While the Group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128.  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the Group’s investments.

The Group does not expect to adopt the new standards before their operative date.  They would therefore be first applied in the financial statements for the annual reporting period ending 30 June 2014.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)          New accounting standards and interpretations (cont.)

 ➢           AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13
(effective 1 January 2013)

AASB 13 was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

 ➢           AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income
(effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future.  This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period.  The Group intends to adopt the new standard from 1 July 2012.

 ➢           AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001.  While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements.  The amendments apply from 1 July 2013 and cannot be adopted early.  The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

 ➢           Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013, respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet.  These amendments are effective from 1 January 2014.  They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements.  However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013.  The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly.  When they become applicable, the Group will have to provide a number of additional disclosures in relation to its offsetting arrangements.  The Group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2012 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)            Principles of consolidation (cont.)

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at fair market value.  The Group’s investment in associates is detailed in Note 35.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(d)          Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited – Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited – Chinese yuan (CNY)

GeneType AG – Swiss francs (CHF)

GeneType Corporation – United States dollars (USD)

Phenogen Sciences Inc. – United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)            Fair value estimation

The fair value of financial instruments that are not traded in an active market (for example, non-listed equity securities classified as available-for-sale investments) is determined using valuation techniques, including the last price at which shares were issued to third parties, where amounts are reliably measured.  The Group uses various methods and makes assumptions that are based on market conditions existing at each balance date.  Information including quoted market prices and details of recent capital raisings is used to determine fair value for these remaining financial instruments.  In cases where fair value cannot be reliably determined, available-for-sale investments are measured at approximate market value.  The carrying values less impairment provisions of trade receivables are assumed to approximate their fair values due to their short-term nature.

(f)             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(g)           Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(h)          Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 36, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(i)              Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Revenue from the sale of the BREVAGen™ test

Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 2(z).

Royalties and annuities received

Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

(j)             Finance costs

Finance costs are recognised as an expense when incurred.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)          Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

(l)              Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 11.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)      Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.

(n)          Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(o)           Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods of between one day and six months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(p)          Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 37.

(q)          Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(r)            Restricted security deposits

Restricted security deposits include cash deposits held as security for the performance of certain contractual obligations.

(s)             Investments and other financial assets

All investments are initially recognised at cost, being the fair value of the consideration given plus directly attributable transaction costs.  After initial recognition, investments in subsidiaries are carried at cost, less any impairment disclosed in the separate financial statements of Genetic Technologies Limited.  Other investments, which are classified as available-for-sale, are measured at fair value if this can reliably be determined or at cost where fair value cannot be reliably determined.  Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of comprehensive income.

(t)             Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment – 3 to 5 years

Computer equipment – 2 to 5 years

Office equipment – 2 to 5 years

Equipment under hire purchase – 3 years

Leasehold improvements – lease term, being between 4 and 10 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)          Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(v)           Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(w)        Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)           Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(y)           Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(z)            Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a licence agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(aa)    Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(ab)   Reclassifications

Certain reclassifications have been made in the financial statements to ensure that prior year comparatives conform to current year presentations.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

2.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ac)     Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(ad)   Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the share proceeds received.

The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 30).

(ae)     Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

3.                CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)             Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets with indefinite useful lives, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(v) and 2(w).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

3.                CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

(a)             Critical accounting estimates and assumptions (cont.)

Fair value of investment in former subsidiary

During the year, the Group ceased to have control of a former subsidiary, ImmunAid Pty. Ltd. (refer Note 28), and the retained interest in the entity was remeasured to its fair value.  The shares of this equity security are not traded in an active market.  The Group determined the fair value based on the last price at which shares were issued to third parties.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(l), 2(m) and 2(n)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 11).

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

(b)             Critical judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

	Consolidated

	2012	2011
	$	$
4. COST OF SALES

Inventories used	859,206	860,078
Direct labour costs	864,286	782,875
Depreciation expense	230,349	252,090
Inventories written off / (back)	(5,216)	139,873

Total cost of sales	1,948,625	2,034,916

5. OTHER REVENUE

License fees received	752,058	12,315,060
Royalties and annuities received	1,774,541	1,365,681

Total other revenue	2,526,599	13,680,741

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated

	2012	2011
	$	$

6. GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of investment in associate (Note 35)	4,546,951	-
Removal of net assets of associate on loss of control of a subsidiary	528,433	-
Removal of non-controlling interests (Note 26)	37,771	-
Profit received from sale of shares in associate	20	-

Total gain on deconsolidation of subsidiary	5,113,175	-

Note:        During the year, the Group deconsolidated its former subsidiary, ImmunAid Pty. Ltd. (refer Note 28).  As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).

7.                EXPENSES

Amortisation of intangible assets	181,048	77,575
Depreciation of fixed assets	150,547	287,205
Employee benefits expenses	8,194,251	5,435,053
Research and development costs	892,274	1,041,461
Payments for operating leases	354,958	369,555
Net impairment of intangible assets	104,338	2,500
Net impairment of plant and equipment	-	268,264

8.                OTHER INCOME AND EXPENSES

Interest received	609,807	200,023
Net foreign exchange gains / (losses)	141,364	(68,057)
Net profit / (loss) on disposal of plant and equipment	31,455	(217,737)
Management fees received	4,875	-
Loss on disposal of shares in subsidiary (Note 28)	(10)	-

Total other income and expenses	787,491	(85,771)

9.                NET PROFIT FROM DISCONTINUED OPERATION

Revenue from reproductive services	-	66,054
Less: cost of sales	-	(44,492)

Total net profit from discontinued operation	-	21,562

Note:        During the 2010 financial year, the Company’s reproductive services business was terminated following a decision to realign the business and to focus on the provision of animal genetic tests, rather than the services that were acquired as part of the acquisition of the Frozen Puppies business in 2008.  As a result, Frozen Puppies Dot Com Pty. Ltd. was deregistered on 1 June 2011.

10.        PROFIT / (LOSS) PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted profit / (loss) per share:

	2012	2011

	$	$

Profit / (loss) for the year attributable to the owners of Genetic Technologies Limited	(5,287,523)	910,002

Weighted average number of ordinary shares used in calculating loss per share	460,402,869	404,605,152

Note:        None of the 20,125,000 (2011: 19,650,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated

	2012	2011
	$	$

11. INCOME TAX

Reconciliation of income tax expense to prima facie tax payable

Profit / (loss) before income tax expense	(5,296,828)	901,341

Tax at the Australian tax rate of 30% (2011: 30%)	(1,589,048)	270,402
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	31,301	81,229
Share-based payments expense	608,497	76,155
Share of net loss of associate accounted for using the equity method	39,611	-
Capital raising expenses	(48,328)	-
Gain on deconsolidation of subsidiary	(1,533,953)	-
Research and development expenses	-	(312,438)
Withholding tax expense	19,753	18,000
Other non-deductible items	4,980	2,930

	(2,467,187)	136,278

Tax effect of adjustments relating to temporary differences

Amortisation and depreciation expenses	25,557	185,061
Net movements in provisions	26,111	(8,164)
Settlement proceeds from Applera Corporation	(131,134)	(157,911)

Adjustment for amended tax returns of prior periods	1,264,668	-

Tax losses utilised	-	(155,264)

Tax losses not recognised	1,281,985	-

Income tax expense	-	-

Deferred tax assets
Deferred revenue	79,994	49,064
Applera settlement	484,759	560,290
Intangible assets	2,099,763	515,853
Doubtful debts	26,635	17,010
Provisions	254,683	228,572

Total deferred tax assets	2,945,834	1,370,789

Deferred tax assets on temporary differences not brought to account	(2,945,834)	(1,370,789)

Total net deferred tax assets	-	-

Tax losses

Unused tax losses for which no deferred tax asset has been recognised	35,964,273	31,690,991

Potential tax benefit @ 30%	10,789,282	9,507,297

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognised tax losses with a benefit of approximately $10,789,282 (2011: $9,507,297) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)             The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)              No changes in tax legislation adversely affect the Group companies from realising the benefit.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

11.  INCOME TAX (cont.)

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(l).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2012, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2011: $nil).

	Consolidated

	2012	2011
	$	$

12. CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents

Cash at bank and on hand	2,380,114	1,985,257
Short-term deposits	6,520,121	3,119,410

Total cash and cash equivalents	8,900,235	5,104,667

Reconciliation of profit / (loss) for the year

Reconciliation of profit / (loss) for the year after income tax to net cash flows from / (used in) operating activities is as follows:

Profit / (loss) for the year after income tax	(5,296,828)	901,341

Adjust for non-cash items

Amortisation and depreciation expenses	561,944	616,870
Share-based payments expense	2,028,323	253,851
Net impairment losses and other write-downs	104,338	269,005
Share of loss of associate	132,037	-
Loss on disposal of shares in subsidiary	10	-
Fair value gain on deconsolidation of subsidiary	(5,113,175)	-
Net (profit) / loss on disposal of plant and equipment	(31,455)	217,737
Net foreign exchange (gains) / losses	(141,365)	68,057

Adjust for changes in assets and liabilities

(Increase) / decrease in trade and other receivables	178,394	80,288
(Increase) / decrease in prepayments and other assets	(62,466)	(104,124)
(Increase) / decrease in performance bonds and deposits	(14,811)	69,009

Increase / (decrease) in trade and other payables	(209,256)	(80,645)
Increase / (decrease) in deferred revenue	103,100	(30,895)
Increase / (decrease) in provisions	87,036	(27,215)

Net cash flows from / (used in) operating activities	(7,674,174)	2,233,279

Non-cash activities

There were no non-cash activities during the 2012 financial year.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
12. CASH AND CASH EQUIVALENTS (cont.)

Financing facilities available

As at 30 June 2012, the following financing facilities had been negotiated and were available:

Total facilities

Hire purchase facility	2,500,000	2,500,000
Credit cards	199,208	145,000

Facilities used as at reporting date

Hire purchase facility	(17,748)	(67,878)
Credit cards	(15,861)	(18,786)

Facilities unused as at reporting date

Hire purchase facility	2,482,252	2,432,122
Credit cards	183,347	126,214

13.  TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	474,843	718,070
Less: provision for doubtful debts	(88,783)	(56,700)

Net trade receivables	386,060	661,370
Accrued interest	57,948	-
Other receivables	51,967	12,999

Total current net trade and other receivables	495,975	674,369

Note:   Trade and other receivables for the Group include amounts due in US dollars of USD 61,336 (2011: USD 113,276) and European euros of EUR 90,000 (2011: EUR 90,105).

Refer Note 37 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

14.  PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	219,409	191,047
Inventories at the lower of cost and net realisable value	316,716	282,612

Total current prepayments and other assets	536,125	473,659

15.  PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	15,260	2,449
Deposits	2,200	200

Total current performance bonds and deposits	17,460	2,649

16.  INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 35)	4,414,914	-

Total non-current investments accounted for using the equity method	4,414,914	-

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
17. PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	3,953,756	4,301,671
Less: accumulated depreciation	(2,706,111)	(2,822,791)
Less: impairment loss	(751,325)	(751,325)

Net laboratory equipment	496,320	727,555

Computer equipment, at cost	657,337	615,420
Less: accumulated depreciation	(571,706)	(519,625)

Net computer equipment	85,631	95,795

Office equipment, at cost	219,500	211,065
Less: accumulated depreciation	(168,116)	(145,205)

Net office equipment	51,384	65,860

Equipment under hire purchase, at cost	1,282,389	1,282,389
Less: accumulated depreciation	(1,271,014)	(1,228,071)
Less: impairment loss	(10,000)	(10,000)

Net equipment under hire purchase	1,375	44,318

Leasehold improvements, at cost	109,748	108,212
Less: accumulated depreciation	(101,540)	(94,240)

Net leasehold improvements	8,208	13,972

Total net property, plant and equipment	642,918	947,500

Reconciliation of property, plant and equipment

Opening gross carrying amount	6,518,757	8,829,331
Add: additions purchased during the year	76,314	369,809
Less: disposals made during the year	(372,341)	(2,680,383)

Closing gross carrying amount	6,222,730	6,518,757

Opening accumulated depreciation and impairment losses	(5,571,257)	(6,851,505)
Add: disposals made during the year	372,341	2,087,807
Less: depreciation expense charged	(380,896)	(539,295)
Less: impairment losses	-	(268,264)

Closing accumulated depreciation and impairment losses	(5,579,812)	(5,571,257)

Total net property, plant and equipment	642,918	947,500

Reconciliation of movements in property, plant and equipment by asset category

	Opening	Additions	Net disposals	Depreciation	Closing
Asset category	net carrying	during year	during year	expense and	net carrying
	amount			impairment loss	amount
	$	$	$	$	$
Laboratory equipment	727,555	24,426	-	(255,661)	496,320
Computer equipment	95,795	41,917	-	(52,081)	85,631
Office equipment	65,860	8,435	-	(22,911)	51,384
Equipment under hire purchase	44,318	-	-	(42,943)	1,375
Leasehold improvements	13,972	1,536	-	(7,300)	8,208

Totals	947,500	76,314	-	(380,896)	642,918

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
18. INTANGIBLE ASSETS AND GOODWILL

Patents

Patents, at cost	36,322,585	36,538,523
Less: accumulated amortisation	(32,501,457)	(32,639,674)
Less: impairment losses	(3,632,338)	(3,528,000)

Total net patents	188,790	370,849

Other intangible assets

Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(103,327)	-

Total net other intangible assets	929,946	1,033,273

Goodwill

Goodwill, at cost	358,012	358,012
Less: accumulated amortisation	(42,624)	(42,624)

Total net goodwill	315,388	315,388

Total net intangible assets and goodwill	1,434,124	1,719,510

Reconciliation of patents

Opening gross carrying amount	36,538,523	36,417,619
Adjust for exchange rate movements	(215,938)	120,904

Closing gross carrying amount	36,322,585	36,538,523

Opening accumulated amortisation and impairment losses	(36,167,674)	(35,969,195)
Add: amortisation expense charged (refer below)	(77,721)	(77,575)
Add: impairment losses (refer below)	(104,338)	-
Adjust for exchange rate movements	215,938	(120,904)

Closing accumulated amortisation and impairment losses	(36,133,795)	(36,167,674)

Total net patents	188,790	370,849

Reconciliation of other intangible assets

Opening gross carrying amount	1,033,273	1,033,273
Add: amortisation expense charged (refer below)	(103,327)	-

Total net other intangible assets	929,946	1,033,273

Reconciliation of goodwill

Opening gross carrying amount	358,012	1,625,115
Less: goodwill written off	-	(1,267,103)

Closing gross carrying amount	358,012	358,012

Opening accumulated amortisation and impairment losses	(42,624)	(1,307,227)
Add: goodwill written off	-	1,264,603

Closing accumulated amortisation and impairment losses	(42,624)	(42,624)

Total net goodwill	315,388	315,388

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

18.  INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 9 years as at 30 June 2012.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $181,048 is disclosed in the consolidated statement of comprehensive income under the headings of general and administrative ($103,327), laboratory and research and development costs ($53,483) and licensing, patent and legal costs ($24,238).

The total impairment losses charged during the year in respect of intangible assets of $104,338 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

	Consolidated
	2012	2011
	$	$
19. TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	332,636	653,046
Other payables	342,539	301,018
Accrued expenses	230,597	160,964

Total current trade and other payables	905,772	1,115,028

Note:   Trade payables and other payables for the Group include amounts due in US dollars of USD 210,304 (2011: USD 217,168), Chinese yuan of CNY 49,128 (2011: CNY 68,158), Canadian dollars of CAD 7,886 (2011: CAD 22,539), European euros of EUR 1,652 (2011: EUR 17,250), Swiss francs of CHF 3,090 (2011: CHF 3,290), New Zealand dollars of NZD 1,817 (2011: NZD 136) and Japanese yen of JPY 69,677 (2011: JPY nil).

Refer Note 37 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

20.  INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 31 and 37)	17,748	67,878

Total current interest-bearing liabilities	17,748	67,878

Note:   The carrying values of the hire purchase liabilities approximate their fair values.

21.  DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	266,646	159,001
Reproductive service fees received in advance	-	4,545

Total current deferred revenue	266,646	163,546

22.  PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions

Annual leave	439,186	417,603
Long service leave	301,216	261,574

Total current provisions	740,402	679,177

Non-current provisions

Long service leave	108,541	82,730

Total non-current provisions	108,541	82,730

Total provisions	848,943	761,907

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
22. PROVISIONS (CURRENT AND NON-CURRENT)

Reconciliation of annual leave provision
Balance at the beginning of the financial year	417,603	442,108
Add: obligation accrued during the year	452,638	403,929
Less: utilised during the year	(431,055)	(428,434)

Balance at the end of the financial year (note)	439,186	417,603

Reconciliation of long service leave provision
Balance at the beginning of the financial year	344,304	347,014
Add: obligation accrued during the year	65,453	60,342
Less: utilised during the year	-	(63,052)
Balance at the end of the financial year (note)	409,757	344,304

Note:   The current provisions for annual leave and long service leave include a total amount of $439,186 (2011: $417,603) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

23.  CONTRIBUTED EQUITY

Issued and paid-up capital

Fully paid ordinary shares	83,280,142	72,378,105

Total contributed equity	83,280,142	72,378,105

Movements in shares on issue

Year ended 30 June 2012	Shares	$
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year as part of private placement	60,000,000	10,894,537
Add: shares issued during the year from the exercise of options	166,667	7,500

Balance at the end of the financial year	464,771,819	83,280,142

Year ended 30 June 2011	Shares	$
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year	-	-

Balance at the end of the financial year	404,605,152	72,378,105

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
24. RESERVES

Foreign currency translation	(161,858)	(155,040)
Share-based payments	3,881,277	1,852,954

Total reserves	3,719,419	1,697,914

Reconciliation of foreign currency translation reserve

Balance at the beginning of the financial year	(155,040)	(69,961)

Add: net currency translation loss	(6,818)	(85,079)

Balance at the end of the financial year	(161,858)	(155,040)

Reconciliation of share-based payments reserve

Balance at the beginning of the financial year	1,852,954	1,599,103

Add: share-based payments expense	2,028,323	253,851

Balance at the end of the financial year	3,881,277	1,852,954

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

	Consolidated
	2012	2011
	$	$
25. ACCUMULATED LOSSES

Balance at the beginning of the financial year	(67,464,026)	(68,374,028)
Add: net profit / (loss) attributable to owners of Genetic Technologies Limited	(5,287,523)	910,002

Balance at the end of the financial year	(72,751,549)	(67,464,026)

26.  NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries

Balance at the beginning of the financial year	202,002	184,477

Add: movements during the year
Less: share of operating losses	(9,305)	(8,661)
Less: share of movement in reserves	(296)	(11,585)

Net loss attributable to non-controlling interests	(9,601)	(20,246)

Add / (less): share / (reversal) of issued capital	(37,771)	37,771

Balance at the end of the financial year	154,630	202,002

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

27.  OPTIONS

As at 30 June 2012, the following options over ordinary shares in the Company were outstanding.

	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
Unlisted employee options (refer below)	20,125,000	$0.099	19,650,000	$0.109

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at 30 June 2012, there were 6 executives and 22 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
Balance at the beginning of the financial year	19,650,000	$0.109	3,300,000	$0.327
Add: options granted during the year	3,250,000	$0.145	17,300,000	$0.085
Less: options exercised during the year	(166,667)	$0.045	-	-
Less: options forfeited during the year	(1,958,333)	$0.165	(200,000)	$0.220
Less: options expired during the year	(650,000)	$0.462	(750,000)	$0.480
Balance at the end of the financial year	20,125,000	$0.099	19,650,000	$0.109
Exercisable at the end of the financial year	14,958,333	$0.077	2,650,000	$0.276

A total of $7,500 was raised from the exercise of 166,667 options granted under the Employee Option Plan during the year ended 30 June 2012 (2011: $nil).

The numbers of options outstanding as at 30 June 2012 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information).  The options tabled below are not listed on ASX.

Option description	2012	Weighted ave. exercise price	2011	Weighted ave. exercise price
GTGAI (expiring 8 May 2015)	12,000,000	$0.045	12,000,000	$0.045
GTGAK (expiring 20 February 2017)	2,250,000	$0.120	-	-
GTGAM (expiring 31 July 2016)	1,000,000	$0.200	-	-
GTGAW (expiring 31 March 2016)	2,875,000	$0.190	4,500,000	$0.190
GTGAW (expiring 31 May 2013)	300,000	$0.190	300,000	$0.190
GTGAY (expiring 23 October 2012)	1,700,000	$0.220	1,700,000	$0.220
GTGAD (expiring 12 August 2011)	-	-	250,000	$0.430
GTGAE (expiring 12 August 2011)	-	-	250,000	$0.530
GTGAH (expiring 31 May 2012)	-	-	150,000	$0.400
GTGAK (expiring 30 September 2015)	-	-	500,000	$0.045
Balance at the end of the financial year	20,125,000	$0.099	19,650,000	$0.109

28.        CHANGES IN THE COMPOSITION OF THE ENTITY

Deconsolidation of ImmunAid Pty. Ltd.

On 12 April 2012, ImmunAid Pty. Ltd. (“ImmunAid”) raised $1,000,000 in new equity from the issue of 1,000,000 new shares at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.

Deregistration of AgGenomics Pty. Ltd.

On 16 March 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary, acquired 499 ordinary shares in AgGenomics Pty. Ltd. (“AgGenomics”) for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.  On 20 June 2012, AgGenomics was deregistered.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

29.        SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.

The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			Profit / (loss)
Segment		Sales	Other	Totals
		$	$	$	$
Operations	2012	3,691,215	-	3,691,215	(5,747,234)
	2011	4,594,960	-	4,594,960	(4,017,757)
Licensing	2012	-	2,526,599	2,526,599	1,258,761
	2011	-	13,680,741	13,680,741	9,583,419
Research	2012	-	-	-	(892,274)
	2011	-	-	-	(1,041,461)
Sub-total	2012	3,691,215	2,526,599	6,217,814	(5,380,747)
	2011	4,594,960	13,680,741	18,275,701	4,524,201
Corporate	2012	-	5,900,666	5,900,666	83,919
	2011	-	(85,771)	(85,771)	(3,644,422)
Totals	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779

		Assets	Liabilities	Amortisation	Impairment	Purchases of
Segment				/depreciation	losses/write downs	equipment
		$	$	$	$	$
Operations	2012	2,578,637	(1,210,360)	(433,124)	-	66,162
	2011	2,946,818	(1,035,198)	(469,383)	(270,764)	341,549
Licensing	2012	184,103	(100,458)	(28,195)	-	1,050
	2011	557,866	(189,704)	(29,960)	-	1,545
Research	2012	62,403	(48,865)	(79,707)	(104,338)	2,443
	2011	79,781	(42,517)	(87,799)	-	-
Sub-total	2012	2,825,144	(1,359,683)	(541,026)	(104,338)	69,655
	2011	3,584,465	(1,267,419)	(587,142)	(270,764)	343,094
Corporate	2012	13,616,607	(679,426)	(20,918)	-	6,659
	2011	5,337,889	(840,940)	(29,728)	-	26,715
Totals	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314
	2011	8,922,354	(2,108,359)	(616,870)	(270,764)	369,809

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

29.        SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income			Profit / (loss)
Segment		Sales	Other	Totals
		$	$	$	$
Australia	2012	3,649,522	8,536,942	12,186,464	(2,055,144)
	2011	4,591,389	13,583,021	18,174,410	2,473,786
USA	2012	41,693	(109,678)	(67,985)	(3,161,898)
	2011	-	66,595	66,595	(1,412,164)
China	2012	-	1	1	(29,384)
	2011	3,571	(54,646)	(51,075)	(132,774)
Canada	2012	-	-	-	(38,484)
	2011	-	-	-	(35,819)
Switzerland	2012	-	-	-	(11,918)
	2011	-	-	-	(13,250)
Totals	2012	3,691,215	8,427,265	12,118,480	(5,296,828)
	2011	4,594,960	13,594,970	18,189,930	879,779

		Assets	Liabilities	Amortisation	Impairment	Purchases of
Segment				/depreciation	losses /write downs	equipment
		$	$	$	$	$
Australia	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950
	2011	8,420,967	352,832	(596,416)	(264,858)	303,526
USA	2012	413,203	(5,398,129)	(21,563)	-	7,364
	2011	187,807	(2,005,722)	(10,575)	-	66,283
China	2012	3	(352,357)	-	-	-
	2011	271	(323,256)	(9,879)	(5,906)	-
Canada	2012	249,056	(7,571)	-	-	-
	2011	302,968	(21,775)	-	-	-
Switzerland	2012	10,589	(123,394)	-	-	-
	2011	10,341	(110,438)	-	-	-
Totals	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314
	2011	8,922,354	(2,108,359)	(616,870)	(270,764)	369,809

Additional segment disclosures

Other revenues and income - corporate includes interest received of $609,807 (2011: $200,023).

Expenses - corporate includes employee benefits expenses of $3,495,637 (2011: $1,808,821) and a share of loss in associate of $132,038 (2011: $nil).

Assets - corporate includes cash of $8,900,235 (2011: $5,104,667).

Liabilities - corporate includes trade and other payables of $449,034 (2011: $627,608) and provisions of $228,990 (2011: $213,334).

The Corporate business segment and the Australian geographic segment include a share of loss in associate of $132,038 (2011: $nil).

There were no intersegment sales.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

29.        SEGMENT INFORMATION (cont.)

Additional segment disclosures (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2012	2011
	$	$
Loan payable (USA) and loan receivable (Australia)	5,223,612	1,851,870
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	120,210	106,170
Accounts payable (China) and accounts receivable (Australia)	344,074	312,689
Foreign exchange gain (USA) and foreign exchange loss (Australia)	109,678	67,041
Cost of sales (USA) and sales (Australia)	11,572	-
Cost of sales (China) and sales (Australia)	-	389
Management fees paid (China) and management fees received (Australia)	-	19

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2012, there was one customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended 30 June 2011, there were two such customers.

30.        EMPLOYEE BENEFITS

Employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 27 and 33).

During September 2011, a total of 1,000,000 options over ordinary shares in the Company (expiring 31 July 2016) were granted, at no cost, to a senior employee of the Company, while during April and May 2012, a total of 2,250,000 similar options (expiring 20 February 2017) were granted, at no cost, to a number of employees of its U.S. subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.12 and $0.20 (refer Note 27).

The above options granted during the 2012 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at 30 June 2012, there were 6 executives and 22 employees who held options that had previously been granted under the Plans.

Superannuation commitments

The Group does not have any defined benefit funds.  The Group makes statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year, the Company disposed of shares in former subsidiary ImmunAid Pty. Ltd. to parties related to the Company at a price below their fair market value.  As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended 30 June 2012 (refer Note 33).

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
31. COMMITMENTS AND CONTINGENCIES
Hire purchase expenditure commitments
Minimum hire purchase payments
- not later than one year	17,981	53,008
- later than one year but not later than five years	-	17,981
- later than five years	-	-
Total minimum hire purchase payments	17,981	70,989
Less: future finance charges	(233)	(3,111)
Present value of hire purchase payments (Note 20)	17,748	67,878
Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	370,837	354,192
- later than one year but not later than five years	790,087	432,051
- later than five years	-	-
Total minimum operating lease payments	1,160,924	786,243

As at 30 June 2012, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	1,117,404
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	43,520
			Total	1,160,924

Apart from the above, and the contingent liability associated with the Limited Recourse Loans described in Note 33, there were no other commitments or contingencies as at 30 June 2012.

	Consolidated
	2012	2011
	$	$
32. AUDITORS’ REMUNERATION
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	267,880	250,812
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,360	15,403
Total remuneration in respect of audit services	284,240	266,215
Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	18,390	14,388
Total remuneration in respect of non-audit services	18,390	14,388
Total auditors’ remuneration	302,630	280,603

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

33.  RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2012, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Pty. Ltd.

During the 2012 financial year, various transactions were undertaken with former subsidiary ImmunAid Pty. Ltd. (“ImmunAid”) which resulted in the deconsolidation of that company on 12 April 2012.  These transactions have been summarised as follows:

➢     On 27 March 2012, in consideration for more than 10 years of service to ImmunAid, Genetic Technologies Limited (the “Company”) sold a total of 2,877 shares in ImmunAid to related parties.  These parties were Transmedia Inc. (1,438 shares), a company associated with Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company; and Ashdown Superannuation Nominees Pty. Ltd. (1,439 shares), an entity associated with Mrs. Luisa Ashdown, an employee of the Company, and Mr. Martin Ashdown, the husband of Mrs. Ashdown and the inventor of the ImmunAid technology.  The cash consideration received by the Company from the sale of these shares was $20.  A share-based payments expense of $1,759,980 was reflected in the 2012 consolidated statement of comprehensive income in relation to this transaction (Note 30).

➢     On 29 March 2012, the issued capital of ImmunAid was expanded such that the number of ImmunAid shares held by the Company increased from 7,432 to 4,546,951.  This expansion of issued capital came at no cost to the Company and had no accounting implications for the Group.

➢     On 12 April 2012, ImmunAid raised $1,000,000 in new equity from the issue of 1,000,000 new shares to independent third parties at an issue price of $1.00 each.  As a result of this issue, the equity interest in ImmunAid held by the Company fell below 50% and, due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  Included in the 1,000,000 shares that were issued by ImmunAid was a total of 75,000 shares that were registered in the name of Lupetto Holdings Ltd., a company of which Dr. Mervyn Jacobson is a Director.

➢     On 18 April 2012, the Company received an amount of $537,026 from ImmunAid in full repayment of an outstanding loan from the Company.

➢     During February and March 2012, ImmunAid paid a total of $5,123 to Mr. Robert Jacobson, brother of Dr. Mervyn Jacobson, in respect of capital raising success fees associated with that company’s $1,000,000 capital raising.

➢     During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500 (2011: $22,500).

➢     Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2012 financial year.  He received no further payments from ImmunAid during the year in respect of this role.

AgGenomics Pty. Ltd.

Also during the 2012 financial year, various transactions were undertaken with AgGenomics Pty. Ltd. (“AgGenomics”), a former subsidiary that was subsequently deregistered on 20 June 2012.  These transactions have been summarised as follows:

➢     On 1 March 2012, GeneType Pty. Ltd. (“GeneType”), a subsidiary, wrote-off a debtor owing by AgGenomics amounting to $181,304.

➢     On 16 March 2012, GeneType acquired 499 ordinary shares in AgGenomics for a total consideration of $10.  As a result of this acquisition, AgGenomics became a wholly-owned subsidiary of GeneType on that date.

➢     On 13 April 2012, GeneType forgave a loan owing by AgGenomics amounting to $241,678.

➢     On 27 April 2012, GeneType wrote-off its entire investment in AgGenomics resulting in a loss of $10 (refer Note 8).

➢     On 20 June 2012, AgGenomics was deregistered.

➢     During the 2012 financial year, AgGenomics paid interest to GeneType amounting to $7,729 (2011: $12,523).

Licensing services

During the year ended 30 June 2012, the Company paid a total of $50,000 (2011: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $59,813 (2011: $924,679) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $115,084 (2011: $152,033).

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

33.  RELATED PARTY DISCLOSURES (cont.)

Transactions within the Group and with other related parties (cont.)

Limited recourse loans to executives

On 21 June 2012, Genetic Technologies Limited, the parent entity, executed separate Limited Recourse Loan Agreements with certain members of the Company’s Senior Leadership Team.  Pursuant to these Agreements, the Company will provide the respective executives with limited recourse loans to pay the tax associated with certain options that were granted to them by the Company.  The Loans, if drawn down, are secured against the underlying options or resulting shares in the event that the options have been exercised before the tax is payable.  Depending on the marginal tax rates of each executive, the maximum total amount due under the loans is approximately $410,000.  At this level, the underlying security will be sufficient to cover the full potential liability if the Company’s share price is no less than 8.4 cents per share.  Importantly, none of the relevant executives can receive any benefit from the options or resulting shares while there remains an amount owing under his or her Loan.

Genetic Technologies (Beijing) Limited

During the year ended 30 June 2012, Genetic Technologies (Beijing) Limited (“GTBL”), a subsidiary, paid management fees to Genetic Technologies Corporation Pty. Ltd. (“GTC”), another subsidiary, of $nil (2011: $19).  GTBL also purchased testing services from GTC at a cost of $nil (2011: $389).

Rental of office premises

During the year ended 30 June 2011, the Company and GeneType, collectively paid a total of $84,583 to Bankberg Pty. Ltd. (“Bankberg”), another company associated with Dr. Jacobson, for rent and its share of body corporate expenses in respect of the office and laboratory premises in Fitzroy, Victoria that are leased by the Group.  On 20 August 2010, Bankberg sold the Fitzroy premises to an unrelated third party.

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel

Directors	Executives

Dr. Melvyn J. Bridges (Non-Executive Chairman)	Dr. Paul D.R. MacLeman (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer and Company Secretary)
Dr. Malcolm R. Brandon (Non-Executive)	Alison J. Mew (Chief Operating Officer)
Dr. Mervyn Cass (Non-Executive)	Lewis J. Stuart (General Manager US Operations)
Huw D. Jones (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. David J. Sparling (VP Legal and Corporate Development)

Notes:

1.         Dr. Cass was appointed as a Director of the Company on 30 September 2011.

2.         Dr. Bridges was appointed as a Director of the Company and Chairman of its Board on 16 December 2011.

3.         Former Chairman of the Board, Sidney C. Hack, resigned as a Director of the Company on 16 December 2011.

4.         Mr. Gregory Brown was appointed as a Director of the Company on 24 July 2012, i.e. after balance date, and is therefore not included as a member of Key Management Personnel for the year ended 30 June 2012.

	Consolidated
	2012	2011
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,758,508	1,474,137
Post-employment benefits	185,996	179,503
Share-based payments	64,502	181,502
Long-term benefits	19,675	8,753
Total remuneration of Key Management Personnel	2,028,681	1,843,895

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

33.  RELATED PARTY DISCLOSURES (cont.)

Optionholdings of Key Management Personnel

30 June 2012

Name of optionholder	Opening	Number of options			Closing	Vesting as at year end
	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	-	-	-	3,600,000	3,600,000	-
Thomas G. Howitt	2,750,000	-	-	(250,000)	2,500,000	2,500,000	-
Alison J. Mew	1,500,000	-	-	-	1,500,000	1,500,000	-
Lewis J. Stuart	2,400,000	-	-	-	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	-	-	-	1,500,000	1,500,000	-
Dr. David J. Sparling	1,500,000	-	-	-	1,500,000	1,500,000	-
Totals	13,250,000	-	-	(250,000)	13,000,000	11,400,000	1,600,000

Note:      The heading “Lapsed” includes options which expired.

30 June 2011

Name of optionholder	Opening	Number of options			Closing	Vesting as at year end
	balance	Granted	Exercised	Lapsed	balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	-	3,600,000	-	-	3,600,000	-	3,600,000
Thomas G. Howitt	2,000,000	1,500,000	-	(750,000)	2,750,000	1,250,000	1,500,000
Alison J. Mew	-	1,500,000	-	-	1,500,000	-	1,500,000
Lewis J. Stuart	-	2,400,000	-	-	2,400,000	-	2,400,000
Gregory J. McPherson	-	1,500,000	-	-	1,500,000	-	1,500,000
Dr. David J. Sparling	-	1,500,000	-	-	1,500,000	-	1,500,000
Totals	2,000,000	12,000,000	-	(750,000)	13,250,000	1,250,000	12,000,000

Notes:    Mr. Stuart became a member of Key Management Personnel during the year ended 30 June 2011.

The heading “Lapsed” includes options which expired.

Shareholdings of Key Management Personnel

30 June 2012

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Dr. Melvyn J. Bridges	-	500,000	-	-	500,000
Tommaso Bonvino	-	-	-	-	-
Dr. Malcolm R. Brandon	-	-	-	-	-
Dr. Mervyn Cass	473,667	-	-	-	473,667
Huw D. Jones	797,887	200,000	-	-	997,887
Executive
Dr. Paul D.R. MacLeman	-	-	-	-	-
Thomas G. Howitt	-	-	-	-	-
Alison J. Mew	-	-	-	-	-
Lewis J. Stuart	-	-	-	-	-
Gregory J. McPherson	-	-	-	-	-
Dr. David J. Sparling	-	-	-	-	-
Totals	1,271,554	700,000	-	-	1,971,554

Notes:    Dr. Bridges and Dr. Cass became members of Key Management Personnel during the year ended 30 June 2012.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

34.   SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2012.

Name of Group company	Incorporation details	Group interest (%)		Net carrying value ($)
		2012	2011	2012	2011
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	-	1

Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2

RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10

GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	7,405	6,614

GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	-	-

Phenogen Sciences Inc.	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006

Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	241,485	281,193

ImmunAid Pty. Ltd. (refer note below)	21 March 2001 Victoria, Australia	45.5%	71.7%	-	70

Total carrying value				259,908	298,896

Entities held by other subsidiaries

Genetic Technologies (Beijing) Limited	25 December 2008 Beijing Municipality, China	100%	100%	-	-

Note:        On 12 April 2012, the Company’s equity interest in former subsidiary ImmunAid Pty. Ltd. (“ImmunAid”) fell below 50%.  Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date (refer Notes 33 and 35).  As at 30 June 2012, the Company held a total of 4,546,951 shares in ImmunAid representing approximately 45.47% of that company’s total issued capital.  Subsequent to balance date, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company’s equity interest to 45.0% of that company’s total issued capital (refer Note 38).

On 20 June 2012, former subsidiary AgGenomics Pty. Ltd. was deregistered.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

	Consolidated
	2012	2011
	$	$
35. INVESTMENTS IN ASSOCIATES

Opening gross carrying amount	-	-

Add: recognition of investment in associate recorded at fair value in accordance with AASB 127 due to loss of control (Notes 3 and 28)	4,546,951	-

Less: share of net loss of associate accounted for using the equity method	(132,037)	-

Closing gross carrying amount	4,414,914	-

Summarised financial information of associates

The Group’s share of the results of its associate, ImmunAid Pty. Ltd., and its share of the aggregate assets and liabilities as at 30 June 2012 are as follows:

Ownership interest (Note 38)	45.47%	-

Assets	161,429	-

Liabilities	(17,717)	-

Revenues	-	-

Profit / (loss)	(132,037)	-

36.        PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2012	2011
	$	$

Balance sheet

Current assets	8,479,614	4,936,355

Total assets	16,408,747	8,878,935

Current liabilities	10,921,769	9,174,781

Total liabilities	11,030,310	9,275,259

Equity

Contributed equity	83,280,142	72,378,105

Reserves (share-based payments)	2,066,600	1,798,257

Accumulated losses	(79,968,305)	(74,572,686)

	5,378,437	(396,324)

Total comprehensive loss	(5,395,618)	(896,951)

Related party information

As at 30 June 2012, $36,604,690 (2011: $33,113,037) was receivable by the Company from its various subsidiaries.  As at the same date, an amount of $9,510,575 (2011: $7,672,892) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, apart from the contingent liability associated with the Limited Recourse Loans described in Note 33, the parent entity had no contingent liabilities or other commitments.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

37.        FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.

The Group’s principal financial instruments comprise cash at bank and on hand, short-term deposits and hire purchase liabilities.  The Group has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated
	2012	2011
	$	$
Financial assets

Cash at bank / on hand	2,380,114	1,985,257
Short-term deposits	6,520,121	3,119,410
Trade and other receivables	495,975	674,369
Performance bond and deposits	17,460	2,649

Total financial assets	9,413,670	5,781,685

Financial liabilities

Trade and other payables	905,772	1,115,028
Hire purchase liabilities	17,748	67,878

Total financial liabilities	923,520	1,182,906

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at 30 June 2012 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

37.        FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at 30 June 2012, the balance of the Group’s provision for doubtful debts was $88,783 (2011: $56,700), out of a total net receivables balance as at that date of $495,975 (2011: $674,369) (refer Note 13).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2012	2011
	$	$

Net trade and other receivables

Current (less than 30 days)	489,893	616,550
31 days to 60 days	2,152	21,337
61 days to 90 days (note)	3,435	2,148
Greater than 90 days (note)	495	34,334

Total net trade and other receivables (Note 13)	495,975	674,369

Net trade and other payables

Current (less than 30 days)	894,817	1,085,480
31 days to 60 days	703	28,866
61 days to 90 days	9,397	-
Greater than 90 days	855	682

Total net trade and other payables (Note 19)	905,772	1,115,028

Note:   A total of $3,930 in net trade and other receivables greater than 60 days is past due, of which a total of $3,332 had been received prior to the date of this Financial Report.  The Company considers that the remaining $598 is recoverable and not impaired.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

37.        FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

As at 30 June 2012, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	GBP	CNY	NZD	CHF	JPY

Financial assets

Cash at bank / on hand	2012	396,454	259,451	4,670	-	19	154	7,776	123,175
	2011	437,717	313,637	34,191	1	1,854	1,240	6,626	-

Trade and other receivables	2012	61,336	-	90,000	-	-	-	-	-
	2011	113,276	-	90,105	-	-	-	-	-

Total financial assets	2012	457,790	259,451	94,670	-	19	154	7,776	123,175
	2011	550,993	313,637	124,296	1	1,854	1,240	6,626	-

Financial liabilities

Trade and other payables	2012	210,304	7,886	1,652	-	49,128	1,817	3,090	69,677
	2011	217,168	22,539	17,250	-	68,158	136	3,290	-

Total financial liabilities	2012	210,304	7,886	1,652	-	49,128	1,817	3,090	69,677
	2011	217,168	22,539	17,250	-	68,158	136	3,290	-

Notes:	USD – United States dollars	CAD – Canadian dollars	EUR – European euros	GBP – Great Britain pounds
	CNY – Chinese yuan	NZD – New Zealand dollars	CHF – Swiss francs	JPY – Japanese yen

During the year ended 30 June 2012, the Australian dollar / US dollar exchange rate fell by 4.1%, from 1.0597 at the beginning of the year to 1.0161 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate increased by 0.6%, from 1.0351 at the beginning of the year to 1.0416 at the end of the year.

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $41,000 lower / $50,000 higher (2011: profit $47,000 lower / profit $58,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $23,000 lower / $28,000 higher (2011: profit $48,000 lower / profit $34,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which has been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2012, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $42,000 lower / higher (2011: profit $22,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $42,000 higher / lower (2011: $22,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

37.        FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

	Year	Floating rate	Fixed rate	Carrying	Weighted ave.	Ave. maturity
				amount	effective rate	period
Consolidated		$	$	$	%	days

Financial assets
Cash at bank / on hand	2012	2,380,114	-	2,380,114	2.31%	At call
	2011	1,985,257	-	1,985,257	1.56%	At call

Short-term deposits	2012	-	6,520,121	6,520,121	5.23%	61
	2011	-	3,119,410	3,119,410	5.92%	92

Performance bond / deposits	2012	-	17,460	17,460	-	At call
	2011	-	2,649	2,649	-	At call

Totals	2012	2,380,114	6,537,581	8,917,695
	2011	1,985,257	3,122,059	5,107,316

Financial liabilities

Hire purchase liabilities (Note 31)	2012	-	17,981	17,748	6.84%	79
	2011	-	70,989	67,878	6.30%	428

Totals	2012	-	17,981	17,748
	2011	-	70,989	67,878

Notes: All periods in respect of financial assets are for less than one year.

In respect of the hire purchase liabilities attributable to the Group, the interest rates are fixed for the terms of the facility, which is less than one year ($17,748).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets

Cash at bank / on hand	2012	2,380,114	-	-	-	2,380,114
	2011	1,985,257	-	-	-	1,985,257

Short-term deposits	2012	6,520,121	-	-	-	6,520,121
	2011	3,119,410	-	-	-	3,119,410

Trade and other receivables	2012	495,975	-	-	-	495,975
	2011	674,369	-	-	-	674,369

Performance bond and deposits	2012	17,460	-	-	-	17,460
	2011	2,649	-	-	-	2,649

Total financial assets	2012	9,413,670	-	-	-	9,413,670
	2011	5,781,685	-	-	-	5,781,685

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

37.        FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial liabilities

Trade and other payables	2012	905,772	-	-	-	905,772
	2011	1,115,028	-	-	-	1,115,028

Hire purchase liabilities	2012	17,981	-	-	-	17,981
	2011	26,306	26,702	17,981	-	70,989

Total financial liabilities	2012	923,753	-	-	-	923,753
	2011	1,141,334	26,702	17,981	-	1,186,017

Net maturity	2012	8,489,917	-	-	-	8,489,917
	2011	4,640,351	(26,702)	(17,981)	-	4,595,668

The Group had access to the following undrawn borrowing facilities as at 30 June 2012:

	Facility limit	Amount used	Amount available
Nature of facility	$	$	$
Master Asset Finance Facility	2,500,000	(17,748)	2,482,252
Credit card facilities	199,208	(15,861)	183,347

Note:   The Master Asset Finance Facility may be drawn at any time, subject to compliance with applicable banking covenants, and is subject to annual review.

Fair value measurements

The following methods and assumptions are used to determine the fair values of financial assets and liabilities:

Cash and cash equivalents: the carrying amount approximates fair value due to their short term to maturity.

Trade and other receivables: the carrying amount approximates fair value.

Inventories: the carrying amount approximates fair value.

Performance bond and deposits: the carrying amount approximates fair value due to its short term to maturity.

Unlisted shares: the carrying amount has been written down to recoverable amount which approximates fair value.

Trade and other payables: the carrying amount approximates fair value.

Accrued expenses: the carrying amount approximates fair value.

Hire purchase liabilities: the carrying amount approximates fair value.

38.           SUBSEQUENT EVENTS

On 24 July 2012, Mr. Gregory Brown was appointed as a Director of the Company.

On 7 August 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Pty. Ltd. for a total consideration of $46,951.

Apart from these events, there have been no other significant events which have occurred after balance date.

GENETIC TECHNOLOGIES LIMITED	2012 Financial Report

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)   the Financial Statements and accompanying notes set out on pages 25 to 63 are in accordance with the Corporations Act 2001, including:

(i)    complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)   giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the financial year ended on that date; and

(b)   there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001.

This Declaration is made in accordance with a resolution of the Directors.

DR. MELVYN J. BRIDGES
Non-Executive Chairman

Melbourne, 27 August 2012

Auditor’s Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2012, I declare that to the best of my knowledge and belief, there have been:

a)        no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)        no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Nadia Carlin	Melbourne
Partner	27 August 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Southbank Boulevard, Southbank VIC3006, GPO Box 1331, Melbourne VIC3001

T +61 3 8603 1000, F +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s report to the members of Genetic Technologies Limited

Report on the financial report

We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the statement of comprehensive income as at 30 June 2012 and the balance sheet, the statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Southbank Boulevard, Southbank VIC3006, GPO Box 1331, Melbourne VIC3001

T +61 3 8603 1000, F +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation

Auditor’s opinion

In our opinion:

(a)                                 the financial report of Genetic technologies Limited is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date; and

(ii)                                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)                                 the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

Report on the Remuneration Report

We have audited the remuneration report included in the directors’ report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30June 2012, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Nadia Carlin	Melbourne
Partner	27 August 2012